AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 31, 1996.

                                                   REGISTRATION NO. 333-

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549

                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933


                             ANGEION CORPORATION
            (Exact name of registrant as specified in its charter)


           MINNESOTA                                     41-1579150
  (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)

                         3650 ANNAPOLIS LANE, SUITE 170
                        MINNEAPOLIS, MINNESOTA 55447-5434
                                 (612) 550-9388
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             DAVID L. CHRISTOFFERSON
                         3650 ANNAPOLIS LANE, SUITE 170
                        MINNEAPOLIS, MINNESOTA 55447-5434
                                 (612) 550-9388
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
         Thomas C. Thomas, Esq.              John M. Westcott, Jr., Esq.
      Oppenheimer Wolff & Donnelly                  Hale and Dorr
 3400 Plaza VII, 45 South Seventh Street           60 State Street
          Minneapolis, MN 55402                   Boston, MA 02109
             (612) 344-9300                        (617) 526-6000

       Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |_|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                       CALCULATION OF REGISTRATION FEE

                                                         PROPOSED       PROPOSED MAXIMUM
                                                          MAXIMUM           AGGREGATE         AMOUNT OF
     TITLE OF EACH CLASS OF          AMOUNT TO BE     OFFERING PRICE        OFFERING        REGISTRATION
  SECURITIES TO BE REGISTERED         REGISTERED        PER UNIT(1)         PRICE(1)             FEE

Common Stock, $.01 par value(2)   5,750,000 Shares       $10.4375          $60,015,625         $20,696

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based upon the average of the high and low sales prices of the registrant's Common Stock on May 29, 1996, as reported by the Nasdaq National Market.

(2) Each share of Common Stock includes a right to purchase, under certain circumstances, a fractional share of the registrant's Series B Junior Preferred Stock, $.01 par value.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                   SUBJECT TO COMPLETION DATED MAY 31, 1996

                               5,000,000 SHARES

                            ANGEION CORPORATION LOGO

                                 COMMON STOCK

THE 5,000,000 SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "SHARES"), OFFERED HEREBY ARE BEING ISSUED AND SOLD BY ANGEION CORPORATION ("ANGEION" OR THE "COMPANY"). THE COMMON STOCK OF THE COMPANY IS TRADED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ANGN." ON MAY 29, 1996, THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $10.375.

      SEE"RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS
         THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    UNDERWRITING
                    PRICE TO        DISCOUNTS AND       PROCEEDS TO
                     PUBLIC        COMMISSIONS(1)       COMPANY(2)
Per Share       $                $                   $
Total(3)            $                  $                 $


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting estimated offering expenses of $250,000, which are payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock on the same terms and conditions as the securities offered hereby solely to cover over-allotments, if any. If the option is exercised in full, the Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $ , $ and $ , respectively. See "Underwriting."


THE SHARES OF COMMON STOCK ARE OFFERED SEVERALLY BY THE UNDERWRITERS SUBJECT TO PRIOR SALE, WHEN, AS AND IF DELIVERED TO AND ACCEPTED BY THEM, AND SUBJECT TO CERTAIN OTHER CONDITIONS INCLUDING THE RIGHT OF THE UNDERWRITERS TO WITHDRAW, CANCEL, MODIFY OR REJECT ANY ORDER IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE SHARES OF THE COMMON STOCK WILL BE MADE AT THE OFFICES OF RAYMOND JAMES & ASSOCIATES, INC., ST. PETERSBURG, FLORIDA ON OR
ABOUT         , 1996.


RAYMOND JAMES & ASSOCIATES, INC.

                           NATWEST SECURITIES LIMITED

                                                            SALOMON BROTHERS INC

              The date of this Prospectus is _____________, 1996.


1. Illustration: Internal view of heart of a patient showing the placement of the ICD in the pectoral region of the body and the leads threaded into the vein and into the ventricle of the heart. Two sketches surround illustration depicting the Defibrillation test system and programs in use during implant and a follow-up visit at the physician's office using the programmer/interrogator.

2. Two page spread; background - mechanical illustrations of RF, laser catheter, Sentinel ICD cues and headers.

      A. Center illustration of cross section of a heart depicting the chambers and electrical pathways of the heart.

3. Photo of ICD system including ICD, computer programmer, Defibrillation test system, smart wand and transvenous leads.

4.    Photo of 3 models of Sentinel ICD.

5.    Closeup photo of tip of radio frequency ablation catheter.

6.    Closeup photo of tip of laser ablation catheter.


                                   SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS." UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                 THE COMPANY

Angeion Corporation designs, develops and manufactures products that treat and potentially cure irregular heartbeats (arrhythmias). The Company is developing the SENTINEL series of implantable cardioverter defibrillators ("ICDs"), which it believes are among the smallest and most technologically advanced ICDs currently in clinical trials or market-approved. ICDs are designed to treat rapid heartbeats in the ventricular (or lower) chambers of the heart, a condition known as ventricular tachycardia ("VT"), and a severe form of VT known as ventricular fibrillation ("VF"), which if not terminated will lead to sudden cardiac death ("SCD"). ICDs are electronic devices that are implanted within the body and are connected to the heart with defibrillator leads. These devices monitor the patient's heartbeat and, in the event of VT or VF, deliver an electrical shock to return the heartbeat to normal rhythm. Following receipt of an Investigational Device Exemption ("IDE") from the U.S. Food and Drug Administration ("FDA"), the Company commenced U.S. clinical trials of its first SENTINEL model, the SENTINEL 2000, in March 1996. In April 1996, the Company received CE Mark approval to market the SENTINEL 2000 in the European Union ("EU"). Based on its clinical trial progress to date, the Company plans to submit its application for Pre-Market Approval ("PMA") for the SENTINEL 2000 and the SENTINEL 2010 series of products to the FDA in the first half of calendar 1997.

The worldwide market for ICDs and defibrillator leads has grown from $160 million in 1990 to over $650 million in 1995, representing a compounded annual growth rate in excess of 30%. It is estimated that in 1995 over 25,000 ICDs were implanted worldwide. The ICD market is expected to continue to grow at an annual rate of 20% to 25% to reach a worldwide market size of approximately $1.5 billion by the end of the decade. The growth rate for this market is attributable to a number of factors, including: (i) expansion of the indications for use of an ICD; (ii) smaller devices allowing for less invasive and less costly surgical procedures; (iii) disappointing performance of drug therapy compared with ICDs; (iv) an increasing survival rate for SCD episodes; and (v) rapidly advancing ICD technology.

The Company believes the SENTINEL series of ICDs offers certain benefits over competitors' ICDs currently in clinical trials or market-approved, including reduced size and weight, increased longevity and greater flexibility in treatment options. These benefits are derived from the Company's proprietary product features and technologies, including: (i) its dual battery system; (ii) a more efficient biphasic waveform that lowers defibrillation energy thresholds;
(iii) the HOT CAN electrode system, which uses the SENTINEL housing as an electrode that can be programmed on and off; and (iv) an energy delivery system that permits the ICD to increase shock effectiveness by directing the current more uniformly throughout the heart.

The Company is also developing a radio frequency ("RF") catheter ablation system that it believes will provide a potential cure for certain forms of atrial arrhythmias (rapid heartbeats originating in the upper chambers of the heart) and a laser catheter ablation system that it believes will provide a potential cure for certain forms of VT. The Company has received an IDE from the FDA for both its RF and laser catheter ablation systems and plans to expand human clinical trials of both systems during the second half of calendar 1996.

Although the market for catheter ablation devices in the treatment of arrhythmias is much less defined and in an earlier stage of development than the ICD market, the U.S. ablation market has grown from 1,500 procedures in 1990 to over 55,000 procedures in 1995, representing a compounded annual growth rate in excess of 100%. Industry sources project the cardiac ablation market could reach 250,000 procedures by the year 2000, which would equate to a market size of approximately $300 million. In addition, if cardiac ablation becomes an accepted treatment for atrial fibrillation, the aggregate market for cardiac ablation could total $1.0 billion by 2005. The following factors are driving the growth of this market: (i) catheter ablation offers a potential cure for certain forms of arrhythmia rather than simply managing its symptoms; (ii) catheter ablation is a cost-effective, minimally invasive procedure; and (iii) advancements in electrophysiology mapping technology are expected to allow more effective identification of the source of the arrhythmia.

The Company believes its ablation products offer distinct advantages over competitive products and techniques currently in clinical trials or market-approved. The Company's RF catheter ablation system uses a proprietary saline-cooled porous metal tip that prevents the formation of coagulum during the ablation procedure and delivers the energy into the tissue more efficiently. The Company's RF catheter ablation system is designed to treat atrial arrhythmias known as supraventricular tachycardia ("SVT"). Future models of this catheter are being designed to provide ablative patterns to treat other atrial arrhythmias, such as atrial flutter and atrial fibrillation. Generally, the ventricular wall (muscle) is too thick to be fully penetrated by RF energy. The Company intends to address ventricular arrhythmias, such as VT, with the application of laser energy. The Company's laser catheter ablation system is being developed to deliver laser energy to aberrant cells in the ventricular wall to produce full transmural lesions.

The Company intends to market and sell its ICD and catheter ablation products on a worldwide basis through three channels: (i) a direct Company sales force in the United States; (ii) independent sales representatives and distributors outside the United States; and (iii) its strategic alliance with Pacesetter, Inc. ("Pacesetter"), which has the second largest cardiovascular distribution network in the world and is a subsidiary of St. Jude Medical, Inc. In preparation for product launch of the SENTINEL 2000 in Europe, the Company has formed a European subsidiary and established distributorships or direct sale representation in a number of European countries. The Company's manufacturing facility in Minneapolis, Minnesota, as well as the facility of the Company's contract manufacturer in Scotland, has received ISO 9002 certification.

The Company's business strategy is to build a full line of electrophysiology products for the treatment and cure of cardiac arrhythmias. The Company is focused on one area of cardiovascular disease, cardiac arrhythmias, and one common practitioner, the electrophysiologist. In pursuit of its strategy, the Company has developed innovative ICD and catheter ablation technologies; assembled a management, research, engineering and medical team with significant medical device industry experience; built what it believes to be a strong patent portfolio; and entered into a strategic alliance with Pacesetter to provide timely access to worldwide markets.

The Company was incorporated in Minnesota in May 1986. The Company's principal executive offices are located at 3650 Annapolis Lane, Suite 170, Minneapolis, Minnesota 55447-5434, and its telephone number at that location is (612) 550-9388.

ANGEION(R), SENTINEL(tm), SMALL CAP(tm), HOT CAN(tm), ENERGY STEERING(tm), SMART WAND(tm), TUNED(tm) Biphasic Waveform, ANGEPASS(tm), ANGEPORE(tm), and ANGEFLEX(tm) are trademarks of the Company. All other trademarks and trade names used herein are the property of their respective owners.

                                 THE OFFERING

Common Stock Offered .............. 5,000,000 shares

Common Stock to be Outstanding .... 29,212,207 shares
after the Offering (1)

Use of Proceeds ................... Expansion of clinical trials, research and development, scale-up and
                                    expansion of manufacturing and marketing activities, potential acquisitions and general corporate purposes, including working capital.

Nasdaq National Market Symbol ..... ANGN



(1) Based on the number of shares of Common Stock outstanding on April 30, 1996. Does not include 3,425,066 shares reserved for issuance upon the exercise of outstanding options and warrants and 1,125,000 shares issuable upon conversion of the Series A Preferred Stock and a convertible debenture. See "Description of Securities."

                             SUMMARY FINANCIAL DATA

                                                  YEAR ENDED JULY 31,                   NINE MONTHS ENDED APRIL 30,
                                         1993             1994            1995            1995             1996
STATEMENT OF OPERATIONS DATA:
Net sales                             $   137,982     $         0      $         0     $         0     $    874,959
Manufacturing expenses (1)                147,755               0                0               0        2,278,242
Research and development                4,485,818       5,158,738        7,815,391       5,268,028        6,717,469
Sales and marketing (2)                         0               0                0          12,767          387,634
General and administrative              1,353,502       1,460,424        1,849,376       1,495,868        2,444,543
Net loss (3)                          $(2,708,438)    $(7,675,743)     $(9,643,351)    $(6,673,157)    $(10,161,744)
Net loss per share (3)(4)             $     (0.26)    $     (0.72)     $     (0.58)    $     (0.41)    $      (0.46)
Weighted average number of shares
 outstanding (4)                       10,296,812      10,657,311       16,550,915      16,291,900       21,953,593


                                                      APRIL 30, 1996
                                                 ACTUAL       AS ADJUSTED (5)
BALANCE SHEET DATA:
Cash and cash equivalents                     $ 14,789,510     $ 63,431,698
Short-term investments                           7,328,201        7,328,201
Working capital                                 22,953,009       71,595,197
Total assets                                    30,572,968       79,215,156
Long-term debt, less current installments        1,500,000        1,500,000
Accumulated deficit                            (37,347,476)     (37,347,476)
Shareholders' equity                            26,445,804       75,087,992

(1) The amount reflected in manufacturing expenses for the year ended July 31, 1993 reflects cost of goods sold for that period.

(2) Sales and marketing for the years ended July 31, 1993 through 1995 is contained in general and administrative expense.

(3) Net loss and net loss per share for the year ended July 31, 1993 reflect a gain on sale of discontinued operations of $3,207,120, or $0.31 per share, resulting from the sale of the Angeion Medical Products division ("AMP").

(4) Computed on the basis described for net loss per share in Note 2 of Notes to Financial Statements.

(5) Adjusted to give effect to the sale of the Shares offered hereby at an assumed per share offering price of $10.375 and application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE RISKS DESCRIBED BELOW. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING THE SHARES OFFERED HEREBY.

THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. WITHOUT LIMITING THE FOREGOING, WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY DEPENDING ON A VARIETY OF FACTORS, INCLUDING THOSE DESCRIBED BELOW.

CONTINUING OPERATING LOSSES; PROFITABILITY UNCERTAIN; FLUCTUATIONS IN OPERATING RESULTS

The Company has incurred net operating losses from continuing operations in each year since its inception in 1986. At April 30, 1996, the Company's accumulated deficit was approximately $37.3 million. Losses have resulted principally from costs incurred in the research and development of the Company's products. The Company has had no significant revenue since the sale of AMP in September 1992. The Company expects to incur additional operating losses over the next several years as the Company continues to fund research and development (including clinical trials) relating to its ICDs and catheter ablation systems and invests in building its manufacturing and marketing capabilities. The Company's ability to achieve profitability is dependent in part on obtaining regulatory approvals for its products and developing the capacity to manufacture and sell its products successfully. There can be no assurance that the Company will obtain the required regulatory approvals on a timely basis or at all, successfully develop, commercialize, manufacture and market its products, or achieve profitability. In addition, the Company's results of operations may fluctuate significantly from quarter to quarter depending upon a number of factors, including the availability of third party reimbursement, the timing of regulatory approvals, progress of product development and clinical trials, the extent to which the Company's products gain market acceptance, marketing and manufacturing costs and competition.

COMPETITION

Competition in the ICD market is intense. Although the Company's ICDs will also compete with alternative treatments for VT such as drug therapy, open heart surgery and cardiac ablation, the Company believes that ICD manufacturers constitute its primary competition. There can be no assurance that FDA approval will ever be obtained for the SENTINEL series ICDs, that competitors will not introduce new products with similar features or that the market will accept the SENTINEL series. Most of the Company's competitors in the ICD market have greater financial, manufacturing, marketing, distribution and technical resources and greater name recognition than the Company.

A number of companies, certain of which are large with significant resources, have developed RF catheter ablation devices to treat SVT. There can be no assurance that competitors of the Company will not be able to develop and introduce cardiac ablation systems more quickly than the Company or systems that may be more effective in treating SVT and VT than the Company's cardiac ablation systems. In addition, there can be no assurance that the Company's catheter ablation systems will receive FDA approval or, if approved, that the market will accept such systems. Catheter ablation technologies also compete with drug therapy. While historically drug therapy has had limited effectiveness and caused adverse side effects, new drugs under development may offer improved treatment outcomes. See "Business -- Competition."

INTELLECTUAL PROPERTY PROTECTION

Patents and trademarks are critical in the medical device industry. There can be no assurance that patents and trademarks will be granted to the Company in the future, or that any patents and trademarks that the Company now holds or may be granted or under which it has been granted licenses will be valid or otherwise be of value. Even if the Company's patents and trademarks are granted, others may be able to challenge the validity of such patents and trademarks or introduce non-infringing products that are competitive with those of the Company.

The Company conducts an ongoing evaluation of potential infringement of any proprietary rights of third parties by the products the Company intends to market. Regardless of the Company's efforts to evaluate the potential infringement of any proprietary rights of third parties, however, there can be no assurance that such infringements do not exist or may not arise in the future. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry, particularly in the ICD market. Litigation, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents issued to or licensed by the Company, to protect trade secrets or technology owned by the Company or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Adverse determinations in litigation could subject the Company to significant liabilities to third parties or could require the Company to seek licenses from third parties.

Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and there can be no assurance that necessary licenses would be available to the Company on satisfactory terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company. The license agreement currently in existence between the Company and Pacesetter may affect the ability of the Company to settle any intellectual property disputes related to the Company's products on reasonable terms or at all, which could have a material adverse effect on the Company.

The Company also relies on trade secrets and proprietary technology, which it seeks to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance, however, that these agreements will not be breached, that the Company would have adequate remedies for such breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors. See "Business -- Intellectual Property."

GOVERNMENT REGULATION

The medical products the Company plans to market are subject to regulation in the U.S. by the FDA. The process of complying with regulations with respect to new products can be costly and time-consuming. The Company's ICD and catheter ablation products are subject to a lengthy and expensive PMA application approval process with the FDA. Such process requires the Company to conduct lengthy human clinical trials with respect to its products. The data collected in such clinical trials (both in and outside the U.S.) are used to prepare the PMA applications for such products. If such PMA applications are accepted for filing by the FDA, they will be reviewed further by the FDA and its Circulatory System Devices Panel. After considering the panel's recommendation, the FDA will determine whether to approve such PMA applications. Approval of the Company's applications for PMAs for the SENTINEL ICDs and its catheter ablation systems will depend on a wide variety of factors, many of which are outside the Company's control. Approval will also require an inspection by the FDA to determine whether the Company's operations conform with the FDA's current Good Manufacturing Practices. There can be no assurance that the Company will be successful in obtaining a PMA for its products, in a timely manner, if at all. Delays in obtaining marketing approvals and clearances in the U.S. could have a material adverse effect on the Company. The Company is also subject to certain FDA regulations governing manufacturing practices, packaging and labelling, and failure to comply with these requirements could also adversely impact the Company.

The Company will not be able to commence marketing and commercial sales of its products in the U.S. until it receives FDA approval, which will only be granted following filing of a PMA application. Until the Company receives PMA approval, the Company will be subject to FDA-imposed limitations on the number of ICD implants and catheter ablation procedures that may be performed as well as the number and location of clinical sites at which implants and procedures may be performed. As the Company approaches these limitations, it would be required to apply to the FDA for approval of additional implants and procedures, but there can be no assurance that such approval will be received on a timely basis, if at all. The Company would be unable to sell additional ICDs or conduct additional catheter ablation procedures in the U.S. should the number reach the limits authorized by the FDA. The timing of both the IDE and PMA review processes is unpredictable and uncertain, and the failure to obtain the necessary approvals on a timely basis would have a material adverse effect on the Company. See "Business -- Products."

The Company's products are also subject to regulation in foreign countries by agencies comparable to the FDA. Although the Company has obtained a CE Mark for the SENTINEL 2000 that allows the Company to commence marketing of the SENTINEL 2000 in countries that are members of the EU and the European Free Trade Association, subject to limited regulations in certain countries, there can be no assurance that the Company will be successful in obtaining CE Mark approval for any other products, in a timely manner, if at all, which could have a material adverse effect on the Company. See "Business -- Government Regulation."

PACESETTER RELATIONSHIP

The Company and Pacesetter are parties to a Preferred Stock, Preferred Stock Option and Subordinated Debenture Purchase Agreement (the "Purchase Agreement"), an OEM Marketing and Manufacturing Agreement (the "OEM Agreement") and a License Agreement (the "License Agreement"). The Purchase Agreement provides that, until one year after PMA approval of the Company's first ICD (other than the SENTINEL
2000), Pacesetter will have a right of first refusal any time the Company receives an offer for the purchase, license, lease or transfer of all or a substantial portion of the Company's assets or business or for the purchase of a majority interest in the capital stock of the Company. In connection with this right of first refusal, Pacesetter will have 21 days after notice to determine whether it will exercise its right by proceeding with the transaction on the same terms and conditions as are set forth in such offer. This right of first refusal could have the effect of delaying, deferring or preventing a change in control of the Company, which could operate to deny shareholders the receipt of a premium on their Common Stock and could have a depressive effect on the market price for the Common Stock. See "-- Anti-Takeover Considerations."

Pursuant to the OEM Agreement, if the Company fails to fulfill all product quantity, quality and specification requirements with respect to the Company's ICD and laser catheter ablation products, Pacesetter may elect to manufacture these products and pay the Company a royalty that is substantially less than the transfer price payment the Company would have received had it manufactured the products and sold them to Pacesetter. There can be no assurance that the Company will be able to fulfill these requirements, and the failure to do so could have a material adverse effect on the Company. See "Business -- Manufacturing."

The License Agreement also grants Pacesetter a conditional right to sublicense certain of the Company's ICD patents and patent applications in existence at the time of the License Agreement (and certain continuation applications) to up to three separate parties, provided that the Company receives the same cross-licenses from the sublicensee as Pacesetter receives (or, if Pacesetter also sublicenses 20 or more of its own patents or patent applications, that Pacesetter uses its best efforts to secure such cross-licenses for the Company). Pacesetter is under a pre-existing obligation, by virtue of a previous license agreement with a major competitor, to license certain patent rights that Pacesetter may acquire to such competitor, and the Company is aware that a dispute has arisen between these parties with respect to the ability of Pacesetter to receive royalties or negotiate cross-licenses with such competitor in connection with the ICD patents and patent applications that are subject to sublicensing under the License Agreement. Because the Company is not a party to this dispute, the Company has no control over or knowledge of any potential outcome of this dispute and is not necessarily bound by the outcome of this dispute. Pacesetter has also recently initiated a lawsuit against Cardiac Pacemakers, Inc. ("CPI") relating to certain pacemaker and ICD patents. Although at this time the ICD patents and patent applications of the Company that are subject to the License Agreement are not at issue in this lawsuit, the Company has no control over whether such patents and patent applications will become involved in such lawsuit. There can be no assurance that the Company will receive necessary cross-licenses from third parties in exchange for the grant of sublicenses to the ICD patents and patent applications that are subject to the License Agreement. See "Business -- Intellectual Property."

MARKET ACCEPTANCE

Market acceptance of the Company's products will depend, in part, on the therapeutic capabilities and operating features of its products as compared to competing products, the Company's ability to demonstrate to the medical community the clinical efficacy of its products and its ability to manufacture quality products in sufficient quantities. Failure of the Company's products to gain market acceptance would have a material adverse effect on the Company.

DEPENDENCE ON SENIOR MANAGEMENT AND OTHER KEY PERSONNEL

The Company's success depends largely on its senior management and other key personnel. Competition for personnel with significant experience in the medical device industry is intense. Accordingly, the loss of the services of such individuals or the inability to hire additional key individuals as required could have a material adverse effect on the Company and on its current and future product development efforts. The Company has purchased a $2.0 million policy of key-person life insurance on its Chairman, President and Chief Executive Officer. See "Management."

UNCERTAINTY OF THIRD PARTY REIMBURSEMENT AND HEALTH CARE REFORM

The Company's ability to market its products successfully in the U.S. will depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities (such as the Health Care Financing Administration ("HCFA"), which determines Medicare reimbursement levels), private health insurers, health maintenance organizations and other third-party payors. Payors are increasingly challenging the need for and prices of medical products and services. Payors may deny reimbursement for procedures that they deem experimental or for devices that are used other than for FDA-approved indications. Currently, HCFA does not allow Medicare reimbursement for certain kinds of products and related procedures that have not received PMA approval and for which underlying questions of safety and effectiveness have not been resolved, and certain private third-party payors have also begun denying such reimbursement. Although the Company's ICDs and catheter ablation products are currently being reimbursed by HCFA and third-party payors, there can be no assurance that HCFA and the third-party payors will continue to reimburse such products in the future. Even if some products are approved for reimbursement, some payors may deny coverage until the procedure becomes generally accepted by the medical profession. The inability of hospitals and other providers to obtain reimbursement from third-party payors for the Company's products and related procedures would have a material adverse effect on the Company.

The Company expects that there will be continued pressure on cost-containment throughout the U.S. health care system. Reforms may include mandated basic health care benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and fundamental changes to the health care delivery system. The Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery systems and payment methodologies and public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, the Company cannot predict which, if any, of such reform proposals will be adopted, when such proposals may be adopted or what impact they may have on the Company. See "Business -- Third Party Reimbursement."

DEPENDENCE ON THIRD PARTY VENDORS

The Company relies on third party vendors for certain of the components used in the Company's products and for certain contract manufacturing services. A number of key components, such as batteries, integrated circuits, capacitors and defibrillator lead systems used in the Company's ICDs are supplied by sole source suppliers. For certain of these components and manufacturing services, there are relatively few alternative sources of supply, and establishing alternative or replacement vendors cannot be accomplished quickly. In addition, each component and each vendor must be qualified with the FDA, and there can be no assurance that alternative vendors can be identified and qualified on a timely basis or at all. Any significant interruption in the supply of such components or manufacturing services would have a material adverse effect on the Company. See "Business -- Manufacturing."

LIMITED MANUFACTURING AND MARKETING EXPERIENCE

To date, the Company's products have been manufactured in limited quantities for clinical testing purposes and have not been manufactured on a commercial scale. As a result, there can be no assurance that the Company will not encounter difficulties in scaling up its manufacturing capabilities, including problems involving production yields, quality control, component supply and shortages of qualified manufacturing personnel. Any such difficulties could also result in the inability of the Company to satisfy Pacesetter's product requirements, which could result in a royalty from Pacesetter that is significantly lower than the transfer price payment the Company would have otherwise received. Any significant manufacturing difficulties could have a material adverse effect on the Company.

Management of the Company has limited experience in marketing the Company's ICD and catheter ablation products, sales of which to date have consisted of a limited number for use in clinical trials. There can be no assurance that the Company will be able to recruit and retain the necessary sales managers, direct salespersons, independent sales representatives or distributors needed or that the Company's efforts to scale up its marketing capabilities will be successful. See "Business -- Sales and Marketing."

POSSIBLE OBSOLESCENCE DUE TO TECHNOLOGICAL CHANGE

The medical device industry is subject to rapid technological innovation and, consequently, the life cycle of a particular product tends to be relatively short. The Company is engaged in a field characterized by extensive research and development efforts. There can be no assurance that alternative treatments or other discoveries and developments with respect to ICDs or catheter ablation systems will not render the Company's products obsolete. Furthermore, the greater financial and other resources of many of the Company's competitors may permit such competitors to respond more rapidly than the Company to technological advances. See "Business -- Competition."

NEED FOR ADDITIONAL FINANCING

The Company may need additional financing following completion of this offering depending on a number of factors, including: (i) progress with clinical trials;
(ii) time and costs involved in obtaining regulatory approvals; (iii) costs involved in filing, prosecuting and enforcing patents or defending against patent infringement claims; (iv) competing technological and market developments; (v) costs of manufacturing and marketing scale-up; and (vi) potential acquisitions. To the extent that additional financing is needed, however, there can be no assurance that such additional financing would be available on acceptable terms, if at all, and the failure to obtain any such additional financing would have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DILUTION

Purchasers of the shares of Common Stock offered hereby will experience an immediate dilution in net tangible book value. See "Dilution."

IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, based on the number of outstanding shares of Common Stock as of April 30, 1996, the Company will have approximately 29.2 million shares of Common Stock outstanding (30.0 million shares if the Underwriters' over-allotment option is exercised in full), assuming no exercise of outstanding options or warrants and no conversion of an outstanding convertible debenture or shares of Series A Preferred Stock. Substantially all of such shares are eligible for immediate resale following completion of this offering as a result of having been registered for resale under the Securities Act, pursuant to the provisions of Rule 144 or otherwise. In addition, on April 30, 1996, the Company filed a registration statement registering the resale of 1,269,849 shares of Common Stock issued or issuable upon exercise of certain outstanding warrants and 1,125,000 shares of Common Stock issuable upon conversion of a convertible debenture and shares of Series A Preferred Stock held by Pacesetter. The directors and officers of the Company and certain of their affiliates, beneficially owning as of April 30, 1996, an aggregate of 2,515,886 shares of Common Stock, have agreed not to sell or otherwise transfer shares of Common Stock held by them or issuable to them upon exercise or conversion of options, warrants or other securities (including 324,999 of the shares subject to the registration statement filed on April 30, 1996) for the period beginning June 1, 1996 and ending 90 days after the effective date of the registration statement of which this Prospectus is a part (the "Registration Statement"), inclusive (the "Lock-up Period"). Nevertheless, sales of shares of Common Stock in the public market during or following expiration of the Lock-up Period could adversely affect the market price of the Common Stock. See "Underwriting."

SUFFICIENCY OF PRODUCT LIABILITY INSURANCE

The testing, manufacturing, marketing and sale of medical devices involves risk of liability claims and product recalls. As a result, the Company currently carries product liability insurance covering its products with policy limits of $5.0 million per occurrence and $5.0 million in the aggregate. It cannot be predicted, however, whether such insurance is sufficient, or if not, whether the Company will be able to obtain such insurance as is sufficient, to cover the risks associated with the Company's business or whether such insurance will be available at premiums that are commercially reasonable. Lack of sufficient insurance could expose the Company to substantial damages in connection with product liability claims or product recalls.

ANTI-TAKEOVER CONSIDERATIONS

The Company's Restated Articles of Incorporation (i) authorize the Company's Board of Directors, without any action by the shareholders, to establish the rights and preferences of up to 3,000,000 shares of undesignated preferred stock (of which 1,225,000 shares remain undesignated as of the date of this Prospectus) and (ii) provide that the affirmative vote of at least two-thirds of the voting power of the shares entitled to vote is necessary in connection with a merger, consolidation or transfer of substantially all of the Company's assets. The Company also is subject to certain "anti-takeover" provisions of the Minnesota Business Corporations Act, and the Purchase Agreement with Pacesetter provides Pacesetter, for a certain period of time, with a right of first refusal in connection with any sale of the Company or its assets. In addition, in April 1996 the Company's Board of Directors adopted a Shareholder Rights Plan designed to protect the Company and its shareholders from unsolicited attempts or inequitable offers to acquire the Company. These measures may, in certain circumstances, deter or discourage takeover attempts and other changes in control of the Company not approved by the Board. As a result, the Company's shareholders may lose opportunities to dispose of their shares at the higher prices generally available in takeover attempts or that may be available under a merger proposal. In addition, these measures may have the effect of permitting the Company's current members of the Board to retain their positions and place them in a better position to resist changes that shareholders may wish to make if they are dissatisfied with the conduct of the business of the Company. See "Description of Securities."

LACK OF PROSPECTIVE DIVIDENDS

The Company has not paid dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain any earnings to finance the development of its business. In addition, as long as shares of Series A Preferred Stock are outstanding, in the event that dividends are paid on the Common Stock, holders of such Series A Preferred Stock shall be entitled to an equivalent dividend on the basis of the number of shares of Common Stock into which the Series A Preferred Stock is then convertible. There can be no assurance that the Company will ever pay cash dividends. See "Dividend Policy."

VOLATILITY OF STOCK PRICE

The market prices for securities of medical device companies have historically been highly volatile, including the market price of shares of the Company's Common Stock. Future announcements by the Company or its competitors, including announcements concerning strategic collaborations, results of clinical testing, technological innovations or new commercial products, changes in government regulations, regulatory actions, health care legislation, proprietary rights, litigation and public concerns as to safety of the Company's or its competitors' products, as well as period-to-period variances in financial results, could cause the market price of the Common Stock to fluctuate substantially for reasons that may be unrelated or disproportionate to the operations of the Company.

                               USE OF PROCEEDS

The net proceeds to the Company from the sale of the Shares offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses, and assuming a public offering price of $10.375 per share, are estimated to be $48,642,188 ($55,976,016 if the Underwriters' over-allotment option is exercised in full).

The Company anticipates that the net proceeds of this offering will be used to fund expansion of clinical trials, research and development, scale-up and expansion of the Company's manufacturing and marketing activities and for general corporate purposes, including working capital. A portion of the net proceeds may also be used to fund collaborative arrangements or acquisitions of or investments in complementary businesses, products or technologies, although no such transactions are currently pending.

The expected use of the net proceeds from this offering is subject to change based upon factors such as progress of clinical trials, time and costs involved in obtaining regulatory approvals, costs involved in filing, prosecuting and enforcing patents and defending against patent infringement claims, competing technologies and market developments and the cost of manufacturing and marketing scale-up and expansion. The Company may require additional capital after this offering depending on a number of factors, and there can be no assurance that any such additional capital will be available on acceptable terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Prior to the use of the proceeds of this offering, the Company will invest such proceeds in short-term, interest-bearing instruments, such as certificates of deposit and short-term government obligations.

                                   DILUTION

The net tangible book value of the Common Stock of the Company as of April 30, 1996 (based on the unaudited financial statements included herein) was $21,954,029 or $0.907 per share. "Net tangible book value" per share of Common Stock represents the total tangible assets of the Company reduced by the total liabilities and convertible preferred stock of the Company and divided by the number of shares of Common Stock outstanding. Upon completion of this offering, after deducting estimated offering expenses and selling commissions and at an assumed offering price of $10.375 per share, the adjusted net tangible book value of the Common Stock of the Company as of April 30, 1996 would have been $70,596,217 or $2.417 per share. The increase in net tangible book value of $1.510 per share would be due solely to the purchase of the Shares in this offering. Purchasers in this offering will immediately incur a dilution of $7.958 per share from the $10.375 assumed offering price of the Shares sold hereby. "Dilution" is determined by subtracting net tangible book value per share after the offering from the offering price.

The following table illustrates the resulting dilution in net tangible book value per share with respect to the Common Stock offered hereby:

Assumed public offering price per share                                      $10.375
  Net tangible book value per share at April 30, 1996             $0.907
  Increase per share attributable to new investors                 1.510
Pro forma net tangible book value per share after offering                     2.417
Dilution in net tangible book value per share to new
 investors                                                                   $ 7.958

                                CAPITALIZATION

The following table sets forth the capitalization of the Company at April 30, 1996, and as adjusted to reflect the net proceeds from the sale by the Company of 5,000,000 shares of Common Stock pursuant to this offering (at an assumed public offering price of $10.375 per share). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and related notes contained elsewhere in this Prospectus.

                                                                  APRIL 30, 1996
                                                              ACTUAL        AS ADJUSTED
Long-term debt                                             $  1,500,000     $  1,500,000
Shareholders' equity:
  Convertible preferred stock, series A, $0.01 par
   value.
   Authorized 1,475,000 shares; issued and outstanding
   875,000 shares                                             3,166,425        3,166,425
  Common stock, $0.01 par value.
   Authorized 35,000,000 shares; issued and outstanding
   24,212,207 shares, 29,212,207 shares as adjusted(1)          242,122          292,122
  Additional paid-in capital                                 60,384,733      108,976,921
  Accumulated deficit                                       (37,347,476)     (37,347,476)
   Total shareholders' equity                                26,445,804       75,087,992
    Total capitalization                                   $ 27,945,804     $ 76,587,992


(1) Does not include 3,425,066 shares of Common Stock issuable upon exercise of options and warrants outstanding at April 30, 1996.

                               DIVIDEND POLICY

The Company has not paid dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain any earnings to finance the development of its business. In addition, as long as shares of the Company's Series A Preferred Stock are outstanding, in the event that dividends are declared on the Common Stock of the Company, holders of the Series A Preferred Stock shall be entitled to receive an equivalent dividend on the basis of the number of shares of Common Stock into which such holder's shares of Series A Preferred Stock are then convertible. There can be no assurance that the Company will ever pay cash dividends.

                        MARKET PRICE FOR COMMON STOCK

The Common Stock is currently traded over-the-counter on the Nasdaq National Market under the symbol "ANGN." Prior to October 19, 1995, the Common Stock was traded on the Nasdaq SmallCap Market. The following table sets forth, for each of the calendar periods indicated, the range of high and low closing bid quotations per share until October 19, 1995, as reported by the Nasdaq SmallCap Market, and the range of high and low closing sale prices of the Common Stock, as reported by the Nasdaq National Market. These prices do not include adjustments for retail mark-ups, mark-downs or commissions (and prior to October 19, 1995, represent inter-dealer quotations and do not necessarily represent actual transactions).


                                                      COMMON STOCK
                                                    HIGH        LOW
1996:
  Second calendar quarter (through May 29,
   1996)                                           $12.000     $9.562
  First calendar quarter                            11.125      7.625
1995:
  Fourth calendar quarter                            9.250      5.750
  Third calendar quarter                             8.375      4.875
  Second calendar quarter                            4.875      3.375
  First calendar quarter                             3.750      2.500
1994:
  Fourth calendar quarter                            3.125      2.375
  Third calendar quarter                             3.000      2.000
  Second calendar quarter                            3.000      1.625
  First calendar quarter                             3.625      2.250
1993:
  Fourth calendar quarter                            2.875      1.875
  Third calendar quarter                             3.125      2.000
  Second calendar quarter                            4.500      3.000
  First calendar quarter                             4.875      3.625

For a recent sale price for the Common Stock, see the cover page to this Prospectus. As of April 30, 1996, the Common Stock was held of record by 560 persons.

                           SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus. The statement of operations data for the years ended July 31, 1993, 1994 and 1995 and the balance sheet data at July 31, 1994 and 1995 are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this Prospectus and should be read in conjunction with those financial statements and notes thereto. The statement of operations data set forth below for the years ended July 31, 1991 and 1992 and the balance sheet data as of July 31, 1991, 1992 and 1993 are derived from the audited financial statements of the Company not included herein. The selected financial data as of and for the nine months ended April 30, 1995 and 1996 have been derived from unaudited consolidated financial statements of the Company which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such data. The results of operations for the nine months ended April 30, 1996 are not necessarily indicative of the results of operations to be expected for the entire year ending July 31, 1996.



                                                                YEAR ENDED JULY 31,
                                      1991             1992             1993             1994             1995
STATEMENT OF OPERATIONS DATA:
 Net sales                        $     3,030      $    77,615      $   137,982      $         0      $         0
 Manufacturing expenses(1)                966          169,587          147,755                0                0
 Research and development           1,175,986        2,996,845        4,485,818        5,158,738        7,815,391
 Sales and marketing(2)                     0                0                0                0                0
 General and administrative           824,516        1,021,078        1,353,502        1,460,424        1,849,376
 Net loss from continuing
  operations                       (1,892,420)      (4,054,919)      (5,915,558)      (7,675,743)      (9,643,351)
 Gain on sale of discontinued
  operations                                0                0        3,207,120                0                0
 Income (loss) from
  discontinued operations             125,817         (106,536)               0                0                0
 Net loss                         $(1,766,603)     $(4,161,455)     $(2,708,438)     $(7,675,743)     $(9,643,351)
 Net loss per share from
  continuing operations           $     (0.22)     $     (0.41)     $     (0.57)     $     (0.72)     $     (0.58)
 Net income (loss) per share
  from discontinued
  operations                             0.01            (0.01)            0.31             0.00             0.00
 Net loss per share(3)            $     (0.21)     $     (0.42)     $     (0.26)     $     (0.72)     $     (0.58)
 Weighted average number of
  shares outstanding(3)             8,536,984        9,901,592       10,296,812       10,657,311       16,550,915

TABLE CONTINUED FROM ABOVE

                                                  NINE MONTHS
                                                ENDED APRIL 30,
                                            1995             1996
STATEMENT OF OPERATIONS DATA:
 Net sales                          $          0      $    874,959
 Manufacturing expenses(1)                     0         2,278,242
 Research and development              5,268,028         6,717,469
 Sales and marketing(2)                   12,767           387,634
 General and administrative            1,495,868         2,444,543
 Net loss from continuing
  operations                          (6,673,157)      (10,161,744)
 Gain on sale of discontinued
  operations                                   0                 0
 Income (loss) from
  discontinued operations                      0                 0
 Net loss                            $(6,673,157)     $(10,161,744)
 Net loss per share from
  continuing operations              $     (0.41)     $      (0.46)
 Net income (loss) per share
  from discontinued
  operations                                0.00              0.00
 Net loss per share(3)               $     (0.41)     $      (0.46)
 Weighted average number of
  shares outstanding(3)               16,291,900        21,953,593



                                                                   JULY 31,
                                      1991           1992           1993           1994            1995
BALANCE SHEET DATA:
 Cash and cash equivalents        $ 1,185,759    $   927,620    $ 4,842,033    $  2,127,358    $  2,367,764
 Short-term investments                     0              0              0               0               0
 Working capital (deficit)          4,097,908      2,989,426      4,692,607      (1,175,384)      1,669,554
 Total assets                       4,903,150      5,905,146      7,329,146       4,752,630       5,751,194
 Long-term debt, less current
  installments                        117,604         76,045      1,513,516       1,504,187       1,501,091
 Accumulated deficit               (2,996,745)    (7,158,200)    (9,866,638)    (17,542,381)    (27,185,732)
 Shareholders' equity
  (deficit)                         4,544,481      4,404,409      5,207,346        (596,320)      2,980,150



TABLE CONTINUED FROM ABOVE


                                          APRIL 30, 1996
                                     ACTUAL         AS ADJUSTED(4)

BALANCE SHEET DATA:
 Cash and cash equivalents        $ 14,789,510    $ 63,431,698
 Short-term investments              7,328,201       7,328,201
 Working capital (deficit)          22,953,009      71,595,197
 Total assets                       30,572,968      79,215,156
 Long-term debt, less current
  installments                       1,500,000       1,500,000
 Accumulated deficit               (37,347,476)    (37,347,476)
 Shareholders' equity
  (deficit)                         26,445,804      75,087,992



(1) The amounts reflected in manufacturing expenses for the years ended July 31, 1991, 1992 and 1993 and the nine month periods ended April 30, 1995 and 1996 reflect cost of goods sold for those periods.

(2) Sales and marketing for the years ended July 31, 1991 through 1995 is included in general and administrative.

(3) Computed on the basis described for net loss per share in Note 2 of Notes to Financial Statements.

(4) Adjusted to give effect to the sale of the Shares offered hereby at an assumed per share offering price of $10.375 and application of the estimated net proceeds therefrom. See "Use of Proceeds."

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company's continuing operations consist of the research and development efforts of its two divisions, the implantable cardioverter defibrillator group and the catheter ablation group. These divisions are developing medical devices to treat various types of arrhythmias (irregular heartbeats). The operations conducted by these divisions were previously conducted by AngeMed, Inc. and AngeLase, Inc., the Company's two greater-than-90% owned subsidiaries, which were merged into the Company effective December 20, 1993. See Note 3 of Notes to Financial Statements. In September of 1992, the Company completed the sale of AMP, an accessory products business, to the B. Braun Cardiovascular Division of Burron Medical Inc. The sale price consisted of $6.2 million in cash at closing, plus a royalty of 10% and 5% of AMP product sales in fiscal 1993 and 1994, respectively. See Note 4 of Notes to Financial Statements. Effective November 1, 1995, the Company also established a European subsidiary, Angeion Europe Ltd. ("Angeion Europe"), to facilitate clinical trials of its ICDs and expand its European business activities.

The Company has incurred net operating losses from continuing operations in each year since its inception in 1986. At April 30, 1996, the Company's accumulated deficit was $37,347,476. Losses have resulted principally from costs incurred in the research and development of the Company's products. The Company has had limited revenue since the sale of AMP in September 1992. The Company expects to incur additional operating losses over the next several years as the Company continues to fund research and development (including clinical trials) relating to its ICDs and catheter ablation systems and invests in building its manufacturing and marketing capabilities. The Company's ability to achieve profitability is dependent in part on obtaining regulatory approvals for its products and developing the capacity to manufacture and sell its products successfully. There can be no assurance that the Company will obtain the required regulatory approvals on a timely basis or at all, successfully develop, commercialize, manufacture and market its products, or achieve profitability. In addition, the Company's results of operations may fluctuate significantly from quarter to quarter depending upon a number of factors, including the availability of third party reimbursement, the timing of regulatory approvals, progress of product development and clinical trials, the extent to which the Company's products gain market acceptance, marketing and manufacturing costs and competition.

Unless otherwise noted, the following discussion of financial condition and results of operations relates only to the continuing operations of the Company.

RESULTS OF OPERATIONS
NINE MONTHS ENDED APRIL 30, 1995 COMPARED TO NINE MONTHS ENDED APRIL 30, 1996

Net sales increased from $0 in the nine months ended April 30, 1995 to $874,959 in the nine months ended April 30, 1996. The increase was due to the initiation of sales of defibrillator products to Pacesetter and sales in connection with European and U.S. clinical trials.

Manufacturing expenses increased from $0 in the nine months ended April 30, 1995 to $2,278,242 in the nine months ended April 30, 1996. The increase was due to the cost of products sold during the period, as well as start-up costs associated with the establishment of the Company's manufacturing capabilities. Manufacturing costs were higher than net sales due to the low volume of net sales relative to the significant costs incurred as the Company establishes its manufacturing capabilities.

Research and development expenses increased from $5,268,028 in the nine months ended April 30, 1995 to $6,717,469 in the nine months ended April 30, 1996. This increase of $1,449,441 was primarily due to an acceleration of research and development activity (including clinical trials) in connection with the Company's ICD products. Research and development activity is currently focused on the Company's ICD products, which accounted for $5,898,322 of the expenses for the nine months ended April 30, 1996, while catheter ablation research and development activities accounted for $819,147 of such expenses. The Company expects that research and development expenses will continue to increase as the Company expands human clinical trials, enhances current products and accelerates the development of its new products.

Sales and marketing expenses increased from $12,767 in the nine months ended April 30, 1995 to $387,634, in the nine months ended April 30, 1996 reflecting the hiring of a sales and marketing Vice President and the initiation of marketing activity.

General and administrative expenses increased from $1,495,868 in the nine months ended April 30, 1995 to $2,444,543 in the nine months ended April 30, 1996. This increase of $948,675 was due primarily to an increase in non-cash compensation expenses resulting from the grant of stock and options and the start-up costs associated with the establishment of the Company's European subsidiary.

The net loss for the nine months ended April 30, 1995 was $6,673,157, or $0.41 per share, compared to a net loss of $10,161,744, or $0.46 per share, for the nine months ended April 30, 1996.

YEAR ENDED JULY 31, 1994 COMPARED TO YEAR ENDED JULY 31, 1995

The Company did not have net sales or manufacturing expense in either fiscal 1994 or fiscal 1995.

Research and development expenses increased from $5,158,738 in fiscal 1994 to $7,815,391 in fiscal 1995. This increase of $2,656,653 was due primarily to an acceleration of research and development activity on the Company's ICDs. Research and development activity relating to the Company's ICDs accounted for $6,772,442 of the expenses for fiscal 1995, while catheter ablation research and development activities accounted for $1,042,949 of the expenses. During fiscal 1994, there was an additional charge of $1,450,499 representing the purchase of in-process research and development in connection with the mergers of AngeLase, Inc. and AngeMed, Inc. into the Company. See Note 3 of Notes to Financial Statements.

General and administrative expenses increased from $1,460,424 in fiscal 1994 to $1,849,376 in fiscal 1995. This increase of $388,952 was primarily due to an increase in payroll and legal expenses.

The net loss for fiscal 1994 was $7,675,743, or $0.72 per share, compared to a net loss of $9,643,351, or $0.58 per share, for fiscal 1995.


YEAR ENDED JULY 31, 1993 COMPARED TO YEAR ENDED JULY 31, 1994

Net sales and cost of goods sold were $137,982 and $147,755, respectively, in fiscal 1993. The Company had no sales or cost of goods sold in fiscal 1994. The decrease was due to the termination of a contract with the Company's only OEM customer.

Research and development expenses increased from $4,485,818 in fiscal 1993 to $5,158,738 in fiscal 1994. This increase of $672,920 was due to an acceleration of research and development activity relating to the Company's ICDs. Research and development activity relating to the Company's ICDs accounted for $3,981,905 of the expenses for fiscal 1994, while catheter ablation development activities accounted for $1,176,833 of the expenses. During fiscal 1994, there was an additional charge of $1,450,499 representing the purchase of in-process research and development in connection with the mergers of AngeLase, Inc. and AngeMed, Inc. into the Company. See Note 3 of Notes to Financial Statements.

General and administrative expenses increased from $1,353,502 in fiscal 1993 to $1,460,424 in fiscal 1994. This increase of $106,922 was due to an increase in payroll and financing expenses.

The gain on sale of discontinued operations of $3,207,120 in fiscal 1993 was attributable to the sale of AMP. See Note 4 of Notes to Financial Statements.

The net loss for fiscal 1993 was $2,708,438, or $0.26 per share, compared to a net loss of $7,675,743, or $0.72 per share for fiscal 1994, which included the gain on sale of discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity needs have related to, and are expected to continue to relate to, the research and development activities of its ICD and catheter ablation divisions, working capital and expenditure requirements of its manufacturing operations, the acquisition of businesses, products and technologies and expanded marketing expenditures. The Company has financed its liquidity needs over the last three fiscal years through the sale of Common Stock and other equity securities, issuance of long-term debt and notes payable and the proceeds from the sale of AMP.

Net cash used in operating activities was $5,813,173 in the nine months ended April 30, 1995 compared to $10,523,988 in the nine months ended April 30, 1996 and was $5,345,958, $5,151,520 and $8,566,889, in fiscal 1993, 1994 and 1995, respectively. The cash used during these periods was primarily related to research and development activities of the Company's ICD and catheter ablation divisions (including clinical trials) and, during the nine months ended April 30, 1996, was also related to the build-up of inventory and the increase in sales and marketing expenses as the Company began its initial manufacturing and marketing activities.

The Company continues to expand its patent and trademark portfolio through internal proprietary development and the acquisition of developed technologies. The Company's investment in patents and trademarks for the nine months ended April 30, 1996 totaled $322,023. The Company invested $523,185, $311,167 and $337,158 in patents and trademarks in fiscal 1993, 1994 and 1995, respectively. The Company will continue to invest in proprietary technologies and procedures as warranted.

The Company's expenditures for fixed assets were $2,543,497 for the nine months ended April 30, 1996, and were $430,234, $244,254 and $989,351 in fiscal 1993,
1994 and 1995, respectively. Fixed asset expenditures related primarily to computer equipment, office furniture, production equipment for the ICD division and research and development equipment. As the Company expands its ICD production and catheter ablation research capabilities, fixed asset expenditures are expected to increase.

At April 30, 1996, cash and cash equivalents was $14,789,510 and short-term investments were $7,328,201. In August 1995, the Company completed a public offering of 3.4 million shares of Common Stock that resulted in net proceeds of $20,327,045. In September 1994, the Company completed a public offering of 4.9 million shares of Common Stock and 4.9 million warrants that resulted in net proceeds of $10,599,122. In March 1996, an additional $11,630,337 in net proceeds was received from the exercise of these warrants. In fiscal 1993, the Company completed the sale of AMP and, in 1993, consummated the strategic alliance with Pacesetter. See Notes 4, 6 and 8 of Notes to Financial Statements.

The Company may need additional financing following completion of this offering depending on a number of factors, including: progress with clinical trials; time and costs involved in obtaining regulatory approvals; costs involved in filing, prosecuting and enforcing patents or defending against patent infringement claims; competing technological and market developments; costs of manufacturing and marketing scale-up; and potential acquisitions of businesses, products and technologies. To the extent that additional financing is needed, however, there can be no assurance that such additional financing would be available on acceptable terms, if at all, and the failure to obtain any such additional financing would have a material adverse effect on the Company.

The Company has net operating loss carryforwards for financial reporting and federal income tax purposes of approximately $35,000,000, which can be used to offset taxable income in future years. Future equity offerings combined with sales of the Company's equity during the preceding years may cause changes in ownership under Section 382 of the Internal Revenue Code of 1986, which would limit the use of the Company's net operating loss carryforwards existing as of the date of the ownership change. Given that the Company anticipates continued losses during the next few years, it is not anticipated that any limitation would have a material adverse effect on the Company.

For 1997, the Company is required to adopt Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 121 prescribes accounting and reporting standards when circumstances indicate that the carrying amount of an asset may not be recoverable. Initial application of SFAS No. 121 is not expected to result in recognition of a cumulative effect of a change in accounting principle by the Company. SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans. Since the Company intends to elect continued recognition of certain stock-based compensation using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, no material effect on the Company's expense recognition is expected. However, for transactions with non-employees SFAS No. 123 requires the fair value based method for expense recognition. Currently, the Company is unable to estimate the impact that will result from this method of computing expense.

                                   BUSINESS

GENERAL

Angeion Corporation designs, develops and manufactures products that treat and potentially cure irregular heartbeats (arrhythmias). The Company is developing the SENTINEL series of implantable cardioverter defibrillators ("ICDs"), which it believes are among the smallest and most technologically advanced ICDs in clinical trials or market approved today. ICDs are designed to treat rapid heartbeats in the ventricular (or lower) chambers of the heart, a condition known as ventricular tachycardia ("VT"), and a severe form of VT known as ventricular fibrillation ("VF"), which if not terminated will lead to sudden cardiac death ("SCD"). ICDs are electronic devices that are implanted within the body and are connected to the heart with defibrillator leads. These devices monitor the patient's heartbeat and, in the event of VT/VF, deliver an electrical shock to return the heartbeat to normal rhythm. Following receipt of an Investigational Device Exemption ("IDE") from the U.S. Food and Drug Administration ("FDA"), the Company commenced U.S. clinical trials of its first SENTINEL model, the SENTINEL 2000, in March 1996. In April 1996, the Company received CE Mark approval to market the SENTINEL 2000 in the European Union ("EU"). Based on its clinical trial progress to date, the Company believes that it will submit its application for Pre-Market Approval ("PMA") for the SENTINEL 2000 and the SENTINEL 2010 series of products to the FDA in the first half of calendar 1997.

The Company is also developing a radio frequency ("RF") catheter ablation system that it believes will provide a potential cure for certain forms of atrial arrhythmias (rapid heartbeats originating in the upper chambers of the heart) and a laser catheter ablation system that it believes will provide a potential cure for certain forms of VT. The Company has received an IDE from the FDA for both its RF and laser catheter ablation systems and plans to expand human clinical trials of both systems during the second half of calendar 1996.

BACKGROUND AND MARKETS

Arrhythmias (abnormal rhythms of the heart muscle) arise from numerous causes, including congenital defects, tissue damage due to previous heart attacks or atherosclerosis and certain other heart diseases. Arrhythmias originate in either the atria (upper two chambers of the heart) where they are generally not life-threatening, or the ventricles (the lower two chambers of the heart), where they can significantly interfere with the pumping of oxygenated blood and can therefore be life-threatening. VT occurs when the ventricles beat at an abnormally rapid rate, depriving the ventricles of sufficient time to fill with blood prior to each contraction and therefore reducing the amount of blood pumped out of the heart. As a result, tissues and organs are deprived of the oxygen carried by the blood, causing dizziness, unconsciousness, cardiac arrest and possibly death.

Episodes of VT occur unpredictably and tend to become more serious over time. VT can progress to the most serious type of cardiac arrhythmia, VF. In VF, the heart's normal electrical impulses become disorganized and erratic. Unlike VT, where the heart continues to contract in an organized fashion though at an abnormally high rate, in VF the heart ceases to pump blood through the body. If VF is not terminated quickly, the individual will experience an SCD episode resulting in unconsciousness due to the heart's failure to pump oxygenated blood to the body's tissues and organs. Without prompt medical intervention, the individual typically will die.

Industry analysts estimate that in excess of 1.4 million people in the U.S. have some form of VT and that more than 450,000 people in the U.S. die from SCD episodes each year. It is estimated that approximately 50,000 to 70,000 people survive SCD episodes each year, and approximately 125,000 to 150,000 people are diagnosed each year with sustained chronic VT in the United States. Individuals with sustained chronic VT are considered to have a very high risk of experiencing an SCD episode. Current treatments for SCD survivors and sustained chronic VT patients consist primarily of medication, ICDs and open heart surgery.

IMPLANTABLE CARDIOVERTER DEFIBRILLATORS

One of the most effective treatments for individuals at risk of experiencing VT/VF is an ICD. An ICD is an electronic device that is implanted in the patient and is connected to the heart with defibrillator leads. The ICD is designed to monitor the patient's heartbeat and, in the event of VT or VF, to deliver electric pulses or shocks that return the heartbeat to normal rhythm. Early ICD devices were larger, requiring more invasive implantation and longer hospital stays; delivered primarily high-energy shocks that were painful to the patient and provided more energy than needed to treat the VT or VF; and had short life spans, requiring replacement every two or three years.

The limitations of these early devices led to the development of more sophisticated ICDs which are currently on the market and which are characterized by: (i) reduced size and weight allowing for pectoral implant capability; (ii) a biphasic waveform (an electrical shock of alternating polarity); (iii) greater longevity; (iv) transvenous lead systems (allows implantation of the lead through a vein so that open chest surgery is not required); (v) electrogram storage capability (storage of intercardiac EKG);
(vi) tiered therapy (electrical shocks of varying intensity depending on the type and severity of the arrhythmia); (vii) use of the ICD housing as an electrode; and (viii) programmability (allows the physician to customize therapy to the patient's condition both before and, more importantly, after implant).

The worldwide market for ICDs and defibrillator leads has grown from $160 million in 1990 to over $650 million in 1995, representing a compounded annual growth rate in excess of 30%. This market is expected to continue to grow at an annual rate of 20% to 25% to reach a worldwide market size of approximately $1.5 billion by the end of the decade. It is estimated that in 1995 over 25,000 ICDs were implanted worldwide. The growth rate for this market is attributable to a number of factors, including: (i) expansion of the indications for use of an ICD; (ii) smaller devices allowing for less invasive and less costly surgical procedures; (iii) disappointing performance of drug therapy compared with ICDs;
(iv) an increasing survival rate for SCD episodes; and (v) rapidly advancing ICD technology.

These market estimates may be revised upward based upon the results of a recent study known as the Multicenter Automatic Defibrillator Implantation Trial (the "MADIT Study"). This five-year study evaluated the outcomes of high risk, post-heart attack patients who were treated with drugs compared with those post-heart attack patients implanted with an ICD. The MADIT study indicated that patients implanted with an ICD had 54% fewer deaths than those who underwent conventional drug therapies. The principal clinical investigator for the MADIT Study estimates that an additional 80,000 people per year could benefit from an ICD. This potential market size increase, however, may develop slowly until referral patterns from cardiologists to electrophysiologists become more established and may not be realized unless Medicare begins reimbursing for some or all of the costs of a prophylactic implant of an ICD.

Recent developments in automated external defibrillators have the potential to significantly increase the number of first responders with the capability to treat victims of SCD. Because SCD causes more than 450,000 deaths annually in the U.S., any increase in the survival rate of such victims may increase the potential market for ICDs.

INTERVENTIONAL TECHNOLOGIES

Catheter ablation is an emerging therapeutic procedure that, in many cases, offers the curative benefit of surgery but has the advantages of being a minimally invasive procedure that exposes the patient to a lower risk of complications or death, reduces hospitalization and is much less expensive than open chest surgery. In catheter ablation procedures, a special electrophysiological mapping catheter is guided through an artery or vein into the patient's heart and to the site of the arrhythmogenic tissue (oxygen deprived heart tissue and areas of scar tissue resulting from sustained VT which conduct electrical impulses more slowly than normal tissue and increase the risk of arrhythmia). The mapping catheter identifies the specific site(s) of electrical malfunction. A catheter attached to an energy source is then used to transmit energy from an external source into the arrhythmogenic tissue in an amount sufficient to thermally damage the tissue. When the ablated tissue is replaced with scar tissue, the pathway generating the conflicting electrical impulse is eliminated and the normal conduction of electrical activity is restored.

Although the market for catheter ablation devices in the treatment of arrhythmias is much less defined and in an earlier stage of development than the ICD market, the U.S. ablation market has grown from 1,500 procedures in 1990 to over 55,000 procedures in 1995, representing a compounded annual growth rate in excess of 100%. Industry sources project the cardiac ablation market could reach 250,000 procedures by the year 2000, which would equate to an approximately $300 million market. In addition, if cardiac ablation becomes an accepted treatment for atrial fibrillation, the aggregate market for cardiac ablation could total $1.0 billion by 2005.

The potential growth of the catheter ablation market depends upon the condition to be treated. The use of catheters utilizing RF energy for the treatment of supraventricular tachycardia ("SVT") is growing because atrial ablation sites are easily accessible using current catheter technology and the RF energy is able to penetrate the thinner tissue of the atria. The Company believes a more significant market potential for laser catheter ablation devices, however, is in the treatment of VT using laser catheter ablation. The market for VT laser catheter ablation is supported by the same patient population for whom drug therapy is not an acceptable treatment regimen. The following factors are driving the growth of the overall ablation market: (i) catheter ablation offers a potential cure for certain forms of arrhythmia rather than simply managing its symptoms; (ii) catheter ablation is a cost-effective and minimally invasive procedure; and (iii) advancements in electrophysiology mapping technology, known as "global mapping," may allow for the treatment of VT through laser catheter ablation.

STRATEGY AND FUNDAMENTAL STRENGTHS

The Company's business strategy is to build a full line of electrophysiology products for the treatment and cure of cardiac arrhythmias. The Company is focused on one area of cardiovascular disease, cardiac arrhythmias, and one common practitioner, the electrophysiologist. The Company believes it currently possesses the following fundamental strengths that will support its efforts to achieve its strategy:


    INNOVATIVE TECHNOLOGIES

       The Company's research and development efforts have led to the introduction of numerous technological innovations for ICDs, including reduced size and weight, the use of dual batteries and proprietary design features to increase longevity and certain features providing for greater flexibility in treatment options. The Company has also made significant technological breakthroughs in its catheter ablation products. The Company's RF catheter ablation system's porous metal tip, which provides the ability to perfuse small amounts of water through the metal electrode tip, minimizes blood coagulation during ablation, allowing the delivery of larger amounts of power and energy to the cardiac tissue. The Company's laser catheter ablation system is the first catheter ablation system specifically designed for the treatment of VT. See "-- Products."


       The Company has assembled a management, research and scientific team with considerable experience and expertise in the medical device industry. The Company's personnel and medical advisors have substantial experience in performing research, developing products, conducting clinical trials, obtaining regulatory approvals, manufacturing and marketing ICDs and other medical devices. In addition, the Company has developed relationships and works closely with leading medical researchers worldwide. See "Management."


    STRONG PATENT PORTFOLIO

       The Company has assembled what it believes to be a strong patent portfolio for both its ICD products and its catheter ablation products. As of May 15, 1996, the Company had 63 U.S. issued patents and 16 U.S. patents which have been allowed but have not yet issued, 36 U.S. patent applications pending, 27 foreign patent applications pending, and 22 U.S. patent applications in preparation with respect to its research and development products. See "-- Intellectual Property."

    PACESETTER STRATEGIC ALLIANCE

       In addition to establishing its own direct and indirect sales and marketing channels, the Company has a strategic alliance with Pacesetter, which has the second largest cardiovascular distribution network in the world. This alliance offers the Company timely access to the worldwide market and provides greater name recognition and resources. See "-- Sales and Marketing" and "-- Intellectual Property."

PRODUCTS

The Company's competitive product strategy is to maintain a broad product pipeline driven by innovative technologies. The medical device industry, particularly the ICD portion, is characterized by significant investment in new technologies. In addition to research in cardiac electrophysiology, the Company intends to invest significant resources in concurrent new product development programs. For all products, there can be no assurance that the Company will be able to meet its development schedules.

IMPLANTABLE CARDIOVERTER DEFIBRILLATOR SYSTEM


The table below sets forth the Company's ICD products currently market-approved, in clinical trials or under development:



                                                                                        STATUS
     MODEL      SIZE/WT.    LONGEVITY(1)   CURRENT KEY FEATURE OBJECTIVES       U.S.               EUROPE


    2000      60cc/110gm      7 yrs.      *  Small size and weight              IDE;              CE Mark;
                                          *  Extended longevity           Clinical trials      Market approved
                                          *  Optimized biphasic waveform
                                          *  Dual battery system
                                          *  HOT CAN electrode system
- ---------------------------------------------------------------------------------------------------------------
 2010 Series
    2010      60cc/110gm      7 yrs.      *  Electrogram storage            Pre-clinical       Clinical trials
    2011      58cc/108gm                  *  Extended programmability
    2012      61cc/110gm                  *  Coupled shock fibrillation
- ---------------------------------------------------------------------------------------------------------------
2020 Series      TBA(2)       TBA(2)         TBA(2)                                 In development
- ---------------------------------------------------------------------------------------------------------------
2030 Series      TBD(3)       TBD(3)         TBD(3)                                 Planning stage
- ---------------------------------------------------------------------------------------------------------------
2100 Series      TBA(2)       TBA(2)      *  Smaller size and weight                In development
                                          *  Advanced waveform
                                          *  Pulse pretreatment
                                          *  Advanced anti-tachy pacing
                                          *  Dual chamber pacing
                                          *  Atrial therapy


(1) Based on one shock per quarter and 25% pacing.

(2) To be announced in the future.

(3) To be determined and announced in the future.


SENTINEL 2000.

The SENTINEL 2000 system consists of the SENTINEL model 2000 ICD, the ANGEFLEX transvenous defibrillation lead system that connects the ICD to the patient's heart, a specialized lap top computer programmer connected to a programming wand (SMART WAND) and an external defibrillation test system.

The SENTINEL 2000 ICD is characterized by small size (60cc) and weight (110gm), which allows for universal pectoral implantation. Pectoral implantation in combination with transvenous leads eliminates the need for abdominal surgery and thoracotomy (open chest surgery). Pectoral implantation reduces patient trauma, recovery time, hospitalization costs and increases physician and patient acceptance. Additionally, this product offers extended longevity through the use of a dual battery system and other product design features. This product also utilizes the Company's proprietary SMALL CAP TUNED biphasic waveform, demonstrated in clinical trials to lower defibrillation thresholds. The SENTINEL 2000 features a programmable HOT CAN electrode system which uses the SENTINEL 2000 housing as an electrode that can be programmed on and off and programmable shock configuration to add implant flexibility and further reduce defibrillation thresholds.

In January 1995, the first fully functional model of the SENTINEL 2000 was successfully implanted in human patients as part of a limited clinical trial in Bonn, Germany. Follow-up evaluations of these initial patients has confirmed that the SENTINEL 2000 is performing as anticipated. Additional implants have taken place in the United Kingdom and Italy. In April 1996, the Company received CE Mark approval for the SENTINEL 2000. The CE Mark is a worldwide standard recognizing safety and quality assurance. This approval allows the Company to begin marketing its SENTINEL 2000 model in all EU countries, subject to limited regulations in certain countries. The Company is in the process of building inventory for commercial introduction of the SENTINEL 2000 in the EU.

Following IDE approval, the Company initiated U.S. clinical trials of the SENTINEL 2000 in March 1996. The IDE allows the Company to perform up to 60 implants in up to 15 centers nationwide. The Company will apply to supplement its SENTINEL 2000 IDE to include the SENTINEL 2010 series, discussed below, as part of its current clinical studies. Based on its clinical trial progress to date, the Company believes that it will submit its PMA application for the SENTINEL 2000 and the SENTINEL 2010 series to the FDA in the first half of calendar 1997. See "-- Government Regulation."

SENTINEL 2010 SERIES. The SENTINEL 2010 series consists of the 2010, 2011 and 2012 models and contains all of the features of the SENTINEL 2000 plus 5.5 minutes of electrogram storage capability and enhanced programming flexibility for the electrophysiologist. These models also have a coupled shock fibrillation feature, which provides for testing convenience for the electrophysiologist. The difference between the models in the 2010 series relates to lead connector configuration. The model 2010, like the model 2000, provides a universal four-port connector for an additional subcutaneous electrode. The model 2011 is two cubic centimeters smaller than the model 2010 because of its two port low profile connector. The model 2012 four-port connector is compatible with competitors' lead systems for replacement applications without the use of adapters. The SENTINEL 2010 ICD was introduced into human clinical evaluation in May 1996 in Europe.

SENTINEL 2020 SERIES AND SENTINEL 2030 SERIES. The SENTINEL 2020 series and 2030 series will represent product line extensions of the SENTINEL 2000 and SENTINEL 2010 series and are under development to provide enhanced patient therapy. Both series of products are scheduled to begin human implants in calendar 1997.

2100 SERIES. The Company's 2100 series ICDs will be a new generation of ICDs, designed to offer significant therapeutic enhancements and flexibility over the prior SENTINEL series ICDs. The Company expects that the 2100 series will have all of the features of the prior SENTINEL series ICDs, plus the following additional features: (i) smaller size and weight, (ii) advanced lower defibrillation energy waveform; (iii) pulse pretreatment therapy; (iv) advanced anti-tachyarrhythmia pacing; (v) dual chamber pacing and sensing; and (vi) atrial therapy.

LEAD SYSTEMS. The Company has developed a transvenous lead system, the ANGEFLEX model 4020 series, which is available in four lengths. This lead system has been approved for commercial sale in Europe and approved for use as part of the U.S. clinical trials.

The Company is currently testing an alternate OEM transvenous lead system for use with the SENTINEL series. This lead system is intended to provide single pass lead defibrillation, pacing and sensing for physicians preferring this configuration. The Company anticipates filing for IDE approval for this product by early calendar 1997. Concurrently, the Company is developing its own single pass transvenous lead system, the ANGEPASS series, that will include pacing, sensing and defibrillation functions. This lead is intended to incorporate the technology of the ANGEFLEX series and will offer small size and flexibility in a single pass configuration. Initial development and testing of this lead system has commenced and pre-clinical trials are expected to begin in the first half of calendar 1997.

CATHETER ABLATION SYSTEMS

The Company's objective in the area of ablative arrhythmia management is to develop a broad product base to serve the needs of the electrophysiologist. The focus is directed both at atrial arrhythmias (SVT, atrial fibrillation and atrial flutter) and ventricular arrhythmias (VT/VF). The Company is developing four catheter-based systems for non-surgical percutaneous elimination of various forms of cardiac arrhythmias: a cooled tip RF ablation catheter; a cooled RF linear ablation catheter; a cooled laser ablation catheter; and a visual ablation catheter. The Company is also developing catheter accessory products that include a series of open lumen steerable guide/mapping catheters that can be used in conjunction with both its RF and laser catheter ablation systems.

COOLED TIP RF ABLATION CATHETER SYSTEM. The Company's cooled tip RF ablation catheter system consists of the Company's proprietary single use, disposable catheter coupled to a standard RF generator and infusion pump. Additional support devices are supplied by the hospital. The Company believes that its RF catheter offers many features not offered by RF catheters currently in clinical trials or market approved. The effectiveness of catheters that are currently in clinical trials or market approved is somewhat limited by blood coagulation on overheated catheter electrodes which requires removal, cleaning and reinsertion of the catheter for continued use during the procedure. To address this problem, the Company's RF catheter utilizes a patented porous metal electrode through which saline is perfused during the ablation procedure. The saline irrigation fluid both insulates the electrode from blood contact and cools the electrode tip, thereby minimizing coagulum formation on the electrode while maximizing lesion size.

The Company has completed preclinical studies with respect to the RF catheter ablation system at Enders Pediatric Research Center in Boston. These studies demonstrated the ability of the cooled tip RF catheter to produce larger lesions in the atrium and ventricle without coagulum formation. The Company received IDE approval in February 1996 to commence a feasibility study in human patients. The IDE allows the Company to perform 20 procedures at four centers nationwide for the treatment of SVT. The Company is currently investigating several clinical sites and anticipates the commencement of clinical trials in the second half of calendar 1996.

COOLED RF LINEAR ABLATION CATHETER SYSTEM. The Company's cooled RF linear ablation catheter is an extension of its cooled tip RF catheter ablation system. The RF linear ablation catheter, currently under development, is intended for use in atrial flutter and atrial fibrillation, where linear lesions are considered a more effective therapy. Competitors' catheters use a series of ring electrodes which are sequentially activated with RF energy. The Company's RF linear ablation catheter will use a cooled metal electrode whose length is adjustable. Using current RF generators, this catheter can form a linear lesion with one application of energy, thereby reducing procedure time and enhancing therapeutic effectiveness.

To date, the Company has constructed prototypes and demonstrated in engineering studies the ability to make narrow linear lesions with the RF linear ablation catheter. The Company intends to collaborate with a medical research institution to complete development of this catheter. Based on its progress to date, the Company anticipates filing an IDE for the treatment of atrial fibrillation with the RF linear ablation catheter in the first half of calendar 1997.

COOLED LASER ABLATION CATHETER SYSTEM. The Company's cooled laser catheter ablation system is targeted at the VT market. Laser energy produces lesions of the size and depth most likely to achieve consistently favorable results in the ventricle with minimal trauma. The Company's proprietary technology uses a two-piece construction consisting of an inner laser catheter for delivering energy to the tissue and an outer steerable mapping catheter for identifying the appropriate arrhythmogenic tissue. The inner catheter consists of a laser fiber housed in a plastic tube that also contains irrigation channels, electrical wires, and temperature instrumentation. The catheter is coupled to a laser commonly used in urology and surgery. During delivery of laser light, saline is perfused through the tip to prevent coagulation of blood and vaporization of tissue. Temperature sensors in the laser catheter are embedded in the tissue to safely deliver energy to cardiac tissue.

The Company's laser technology was developed in conjunction with the experience of Dr. Robert Svenson, a Medical Advisor to the Company, at the Carolinas Medical Center who has treated 60 VT patients in open chest procedures over a six year period with favorable long term results. Currently, the Company is conducting an IDE feasibility study to demonstrate the ability of the laser catheter system to eliminate VT through a minimally invasive percutaneous procedure. The Company's IDE for the feasibility study provides for the treatment of 15 patients at two centers.

VISUAL ABLATION SYSTEM. The Company is developing a visually assisted laser ablation system for certain cardiac therapies that may be anatomically guided. This visually assisted laser ablation technology incorporates much of the technology from the Company's current laser ablation system. The visual ablation system technology integrates an imaging fiber bundle and an expandable balloon into the Company's steerable mapping catheter. Once inside the heart, the balloon is filled with saline to a diameter of several centimeters. The imaging fiber is connected to an endoscopic viewing system to show the internal surfaces of the heart. Once the appropriate anatomical structures are identified, a laser fiber is positioned within the balloon to deliver energy to the interior surface of the heart.

To date, the Company has performed several experiments to verify the ability of this catheter to visualize the interior surfaces of the heart. After the Company finalizes the design of this product, it will conduct the necessary studies to file an IDE application with the FDA.

CATHETER ABLATION ACCESSORY PRODUCTS. The Company plans to provide a broad line of cathether ablation accessory products for the electrophysiologist. These accessories may include introducers, fixed mapping catheters, steerable guide/mapping catheters and extension wires. The Company anticipates that some of these products will be developed as an extension of its ablation technologies while others will be purchased from other companies on an OEM basis.

The Company has developed a series of open lumen, steerable guide/mapping catheters that allow point mapping and accurate, flexible positioning of the ablation catheter at the proper site. This steerable guide/mapping catheter can be used with both the Company's RF and laser catheter ablation systems. The steerable guide/mapping catheter has been studied in preclinical trials and has been approved by the FDA for use in connection with the Company's laser catheter human clinical trials. Early indications are that this steerable guide/mapping catheter will allow a physician to position accurately the ablation catheter within the ventricular chambers of the heart.

FUTURE PRODUCTS. One of the barriers to increased utilization of ablation therapies is the time required to perform the mapping necessary to define the arrhythmogenic tissue. To be as successful as angioplasty, EP procedure times must be reduced to minutes rather than hours. Such a reduction in procedure time will be possible only with more sophisticated techniques for measuring electrical patterns in the heart. Current point mapping systems require the electrophysiologist to manipulate an electrode catheter inside the heart and then develop a mental image from the electrical signals. It is anticipated that procedure times will decrease if point mapping systems are replaced by simultaneous mapping from many electrodes (global mapping), whose signals are computer analyzed and displayed as a three dimensional graph. Such refined global mapping technology has not yet been fully developed. The Company is considering many alternatives in the global mapping area, including entering into a strategic alliance with another company or research institution to develop a global mapping system, or a direct investment in a technology or business.

MANUFACTURING

The Company's manufacturing strategy is focused on the extensive use of proven process vendors and the utilization of key component suppliers, with final product assembly, testing, inspection and packaging at the Company's facilities. The use of outside process vendors minimizes facility and equipment investment, while providing access to resources that provide a high level of technical ability with minimal production volume constraints. Key process vendors provide laser welding, electronic assembly, sterilization, and other process requirements. Component suppliers provide the Company with high quality materials and the ability to increase production levels.

The Company currently manufactures its products at its 52,000 square foot U.S. facility in Minneapolis, Minnesota where it employs 55 persons dedicated to manufacturing. The Minneapolis facility recently received ISO 9002 certification, which certifies the quality management systems in all aspects of its business, with a primary emphasis on manufacturing. In addition, the Company has contracted with an ISO 9002 certified manufacturer in Scotland that will be responsible for final assembly, testing, packaging, sterilization and labeling of its ICDs and associated external products for the Company's international sales and clinical trials. The Company's manufacturing facilities are required to meet and adhere to all applicable requirements of U.S. and international regulatory agencies, including Good Manufacturing Practice regulations and Active Implantable Medical Device Directive ("AIMDD") standards. These facilities are subject to periodic inspection and surveillance audits by both U.S. and international regulatory agencies.

The manufacturing process for the Company's products consists primarily of assembly of purchased components, testing and inspection operations, packaging and sterilization. Components are purchased according to the Company's specifications. A number of significant components, such as capacitors, batteries, integrated circuits and lead systems, are purchased from sole source suppliers. For certain of these components, there are relatively few sources of supply, and establishing additional or replacement suppliers for such components cannot be accomplished quickly. In addition, each supplier and each component must be qualified with the FDA, and the time required for such qualification may be lengthy. Although the Company tries to maintain sufficient quantities of inventory of such components to minimize production delays or interruptions, there can be no assurance that the Company will find suitable alternatives at reasonable prices, if at all, or that any such alternatives will remain available to the Company. The Company's inability to obtain acceptable components in a timely manner or find and maintain suitable replacement suppliers would have a material adverse effect on the Company's ability to manufacture its products.

Pursuant to the OEM Agreement, if the Company fails to fulfill all product quantity, quality and specification requirements with respect to the Company's ICD and laser catheter ablation products under the OEM Agreement, Pacesetter may elect to manufacture these products and pay the Company a royalty that is less than the transfer price payment the Company would have received had it manufactured the products and sold them to Pacesetter. Even if the Company has fulfilled all product quantity, quality and specification requirements, Pacesetter may elect to manufacture up to 50% of Pacesetter's aggregate product requirements but will be required to pay to the Company a payment that equals the net margin, as determined in the OEM Agreement, on the products had the Company manufactured the products and sold them to Pacesetter. To date, Pacesetter has not elected to manufacture any of the Company's products.

SALES AND MARKETING

The Company intends to market and sell its ICD and catheter ablation products on a worldwide basis through three channels: (i) a direct Company sales force in the United States; (ii) independent sales representatives and distributors outside the United States; and (iii) its strategic alliance with Pacesetter. The Company is currently preparing for the commercial introduction of the SENTINEL 2000 in Europe through its distributors and sales representatives.

The Company will directly market and sell its products under its own label through its own sales force or through independent sales representatives or distributors, provided that, under the OEM Agreement with Pacesetter, such independent sales representatives or distributors may not also sell ICDs or laser catheter products that are manufactured by other companies. In addition, the Company may not market and sell products under its own label until it has satisfied all of Pacesetter's quantity requirements for such products. The Company has distributors in Italy, the United Kingdom, Belgium, Austria and Holland, and direct sales representation in Germany. In December 1995, the Company established its United Kingdom subsidiary, Angeion Europe, to facilitate its clinical trials of the SENTINEL series of ICDs and expand its European sales and distribution activities.

The Company will also sell its products through Pacesetter under the terms and conditions of the OEM Agreement. Pursuant to this agreement, Pacesetter was granted worldwide marketing and distribution rights on a co-exclusive basis with the Company to the SENTINEL 2000, the SENTINEL 2010 series and all other ICD products that are commercially marketed within two years of the first commercial sales of the SENTINEL 2010 model ICD. Pacesetter has similar rights with respect to laser catheter products that are commercially marketed within two years of the first commercial sale of a laser catheter product. Pacesetter's co-exclusive marketing period will continue for at least seven years from the date of the OEM Agreement, and thereafter will be contingent upon certain defined minimum product purchases by Pacesetter and its affiliates. Pacesetter's marketing rights will continue on a non-exclusive basis in the event that the exclusive period terminates. The Company believes that the worldwide OEM marketing capability of Pacesetter will be of significant value in establishing a worldwide market presence for the Company's products.

INTELLECTUAL PROPERTY

The Company believes strongly in protecting its intellectual property and intends to undertake efforts to obtain patents, when available, in connection with its research and product development programs. As of May 15, 1996, the Company had 63 U.S. issued patents and 16 U.S. patents which have been allowed but have not yet issued, relating to its research and development products, 36 U.S. patent applications pending, 27 foreign patent applications pending, and 22 U.S. patent applications in preparation with respect to its research and development products.

The Company's patented ICD features and technologies provide certain benefits, including: (i) its dual battery system; (ii) a more efficient biphasic waveform that lowers defibrillation energy thresholds; (iii) the HOT CAN electrode system, which uses the SENTINEL housing as an electrode that can be programmed on and off; and (iv) an energy delivery system that permits the ICD to increase shock effectiveness by directing the current more uniformly throughout the heart. In addition, the Company's RF catheter utilizes a patented porous metal electrode through which saline is perfused during the ablation procedure, and the Company's laser catheter utilizes a patented two-piece construction consisting of an inner laser catheter for delivering energy to the tissue and an outer steerable mapping catheter for identifying the appropriate arrhythmogenic tissue. There can be no assurance, however, that any patents held by the Company will be valid or otherwise of value to the Company or that any patent applied for will be granted.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry, particularly in the ICD market. To date, many patent and intellectual property disputes in the medical device area have been settled through licensing or similar arrangements. In contemplation of such an environment, the Company has developed a strategy of expanding its patent portfolio in those areas where the Company believes litigation is most likely to develop in the ICD market, and where the Company has proven expertise, including defibrillation waveforms, electrode systems, additional therapies, reduced size and increased device lifetime. While no assurance can be given that the Company's strategy will be effective or that the Company's patents in these areas are valid or will be of value in potential negotiations with third parties, the Company continues to pursue patents in those areas which it has identified as critical to ICD development.

The Company also relies on trade secrets and proprietary technology. The Company typically requires its key technical employees and consultants to agree in writing to keep its proprietary information confidential and, within certain limitations, to assign all inventions relating to the Company's business to the Company.

The Company acquired the technology for its continuous-wave laser catheter system from Dr. Jeffrey Isner and Dr. Richard Clark in 1989. Pursuant to the assignment agreement, the Company agreed to pay Dr. Isner and Dr. Clark a royalty of 5% on sales of patented products incorporating this technology for the life of any patent on this technology. Additionally, in exchange for Dr. Robert Svenson's efforts in connection with the development of the laser catheter ablation system, the Company has agreed to pay Dr. Svenson and Carolinas Medical Center a royalty, when certain conditions are met, of 2% and 3%, respectively, on all paid sales of the Company's laser catheter ablation products.

Pursuant to the License Agreement with Pacesetter, the Company and Pacesetter have agreed to cross-license certain of their patents and patent applications. Under this License Agreement, Pacesetter grants the Company certain non-exclusive rights to certain patents and patent applications relating to Pacesetter's ICD products as well as to manufacturing improvements made by Pacesetter with respect to the Company's ICD products. With respect to the Company's ICD products, the License Agreement divides the Company's patents and patent applications into two categories: a first category for which the License Agreement grants certain exclusive rights for a limited exclusive period, and a second category for which the License Agreement grants certain non-exclusive rights. The License Agreement also grants certain non-exclusive rights to the Company's laser catheter patents and patent applications.

The License Agreement also grants Pacesetter a conditional right to sublicense certain of the Company's ICD patents and patent applications in existence at the time of the License Agreement (and certain continuation applications) to up to three separate parties, provided that the Company receives the same cross-license from the sublicensee as Pacesetter receives (or, if Pacesetter also sublicenses 20 or more of its own patents or patent applications, that Pacesetter uses its best efforts to secure such cross-license rights for the Company). Pacesetter is under a pre-existing obligation, by virtue of a previous license agreement with a major competitor, to license certain patent rights that Pacesetter may acquire to such competitor, and the Company is aware that a dispute has arisen between these parties with respect to the ability of Pacesetter to receive royalties or negotiate cross-licenses with such competitor in connection with the ICD patents and patent applications that are subject to sublicensing under the License Agreement. Because the Company is not a party to this dispute, the Company has no control over or knowledge of any potential outcome of this dispute and is not necessarily bound by the outcome of this dispute. Pacesetter has also recently initiated a lawsuit against CPI relating to certain pacemaker and ICD patents. Although at this time the ICD patents and patent applications of the Company that are subject to the License Agreement are not at issue in this lawsuit, the Company has no control over whether such patents and patent applications will become involved in such lawsuit or any lawsuit, and the Company believes that it is likely that Pacesetter will at some point involve such patents and patent applications in such lawsuit.

Because the License Agreement only requires Pacesetter to secure (or, in certain circumstances, to use its best efforts to secure) for the Company the same cross-license rights that it receives from third parties in connection with sublicenses under the License Agreement, there can be no assurance that the Company will receive necessary cross-licenses from third parties in exchange for the grant of sublicenses to the ICD patents and patent applications that are subject to the License Agreement. These ICD patents and patent applications, however, represent less than one-half of the Company's current ICD patent portfolio. As a result, even if the Company does not receive necessary cross-licenses from third parties in connection with sublicenses under the License Agreement, the Company believes that the balance of its patent portfolio should be sufficient to enable the Company to independently negotiate cross-licenses or otherwise settle intellectual property disputes with competitors with respect to the Company's products. Nevertheless, any reduction in the number of patents available to the Company in connection with any such intellectual property disputes could affect the ability of the Company to ultimately settle any such disputes on reasonable terms or at all, which could have a material adverse effect on the Company.

The License Agreement also gives Pacesetter the right to enforce the first category of patents during the limited exclusive period. The License Agreement provides that the Company always has the right to sublicense all of its patents and patent applications to third parties to avoid or settle a pending patent infringement lawsuit, provided that during the limited exclusive period the Company obtains for Pacesetter as part of any such settlement the same rights and benefits received by the Company with respect to any patents that are required or useful to Pacesetter in manufacturing and marketing the Company's products.

RESEARCH AND DEVELOPMENT

Research and development expenditures for continuing operations were $4,485,818 , $5,158,738 and $7,815,391 in fiscal 1993, 1994 and 1995, respectively.
Research and development expenditures for the nine months ended April 30, 1996 were $6,717,469. The Company's research and development is primarily directed at the development of its existing products and the clinical trials relating to such products. Approximately 66.8%, 77.2% and 86.7% of the Company research and development expenditures in fiscal 1993, 1994 and 1995, respectively, were directly attributable to the SENTINEL ICD products. Approximately 87.8% of the Company's research and development expenditures in the nine months ended April 30, 1996 was directly attributable to the SENTINEL series. The Company expects that research and development expenses will continue to increase as the Company expands human clinical trials and enhances current products while accelerating the development of potential new products.

COMPETITION

IMPLANTABLE CARDIOVERTER DEFIBRILLATORS

Competition in the ICD market is intense and most of the Company's primary competitors have substantially greater financial, manufacturing, marketing, distribution and technical resources than those of the Company. While antiarrhythmic drugs and cardiac ablation therapies (like the Company's laser catheter ablation system) compete in this market, other manufacturers of ICD devices have claimed a significant share of the market and are believed to be the Company's primary competitors. Three companies, Medtronic, Inc. ("Medtronic"), CPI, a division of Guidant Corporation, and Ventritex, Inc. ("Ventritex"), currently have PMA-approved products in the ICD market and control virtually all of that market today. In August 1985, the FDA approved CPI's first commercial defibrillator to be marketed in the U.S. Medtronic was the second company to receive FDA approval (February 1993), and Ventritex was the third (April 1993).

The Company believes, based upon industry analyses and attendance by management at industry meetings, that its SENTINEL series of ICDs are among the smallest and most technologically advanced ICDs currently in clinical trials or market-approved. Competitors of the Company, however, many of whom have greater financial and technical resources than the Company, are developing and conducting human clinical trials of ICDs with certain common features.

Any product developed by the Company that gains regulatory approval will have to compete for market acceptance and market share. The timing of market introduction of competitive products could adversely affect the competitiveness of the Company's products. Accordingly, the relative speed with which the Company can develop products, complete clinical testing and the regulatory approval process and supply commercial quantities of the product to the market are expected to be important competitive factors. The Company expects that competition will also be based on device size and weight, longevity, ease of programmability, ability to provide diagnostic capability, product reliability, physician familiarity with the device, patent protection, sales and marketing capability, third-party reimbursement policies, reputation and price.

CATHETER ABLATION

Although catheter ablation offers a potential cure for, rather than a treatment of, SVT and VT, catheter ablation technologies must nonetheless compete with drug therapy, open heart surgery and ICDs. While drug therapy has in the past experienced limited effectiveness and adverse side effects, new drugs currently under development may potentially offer improved treatment outcomes. Catheter ablation does not currently compete, to a significant extent, with ICDs since catheter ablation is currently used as a treatment for SVT rather than for VT. As ablation products evolve and demonstrate efficacy in the treatment of VT, the Company believes that ablation will increasingly compete with the ICD market.

Competition in the current catheter ablation market includes C.R. Bard, Inc., Cordis Corp. (a subsidiary of Johnson & Johnson), Boston Scientific Corporation, Medtronic, EP Technologies, Inc., Cardiac Pathways, Electro Catheter Corporation and St. Jude Medical (which purchased Daig Corp.). These companies are primarily involved in the treatment of SVT with RF energy-based catheters. Although RF catheters are not currently considered effective treatments relating to the ventricle, certain companies are experimenting with the use of RF energy, as well as other forms of energy, in the ventricle.

THIRD PARTY REIMBURSEMENT

The Company's ability to commercialize its products successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, such as HCFA, which determines Medicare reimbursement levels, private health insurers, health maintenance organizations and other third-party payors. Payors are increasingly challenging the prices of medical products and services.

In November 1995 the FDA and HCFA entered into an interagency agreement establishing a process pursuant to which the FDA will place all IDEs that it approves into one of two categories, "Category A" or "Category B." Category A devices are considered experimental and for which the "absolute risk" of the device type has not been established (i.e., initial questions of safety and effectiveness have not been resolved for the device type) and will not be eligible for Medicare reimbursement. Category B devices are considered non-experimental or investigative devices where the incremental risk is the primary risk in question (i.e., underlying questions of safety and effectiveness of that device type have been resolved), or it is known that the device type can be safe and effective because, for example, other manufacturers have obtained FDA approval for that device type. A Category B device will be eligible for Medicare reimbursement if it meets all other Medicare coverage requirements. The SENTINEL 2000 ICD, and the RF and laser catheter ablation systems are Category B devices and are currently being reimbursed by HCFA and third-party payors.

Even if the Company obtains a PMA on its products, some payors may deny coverage until the procedure becomes generally accepted by the medical profession. There can be no assurance that HCFA and third-party payors will continue to reimburse any of the Company's products. The inability of hospitals and other providers to obtain reimbursement from third-party payors for the Company's products would have a material adverse effect on the Company. The Company expects that there will be continued pressure on cost-containment throughout the United States health care system. This pressure could adversely affect the prices of the Company's products.

GOVERNMENT REGULATION

The Company's products are all classified as medical devices by the Food, Drug and Cosmetic Act (the "FDC Act"), and as such, are subject to regulation and supervision by the FDA, and to regulation by foreign governmental authorities. These medical devices are also subject to ongoing controls and regulations under the FDC Act, including registration by the manufacturer, compliance with established manufacturing practices, device tracking, record-keeping, advertising, packaging and compliance to standards. Comparable agencies in certain states and foreign countries also regulate the Company's activities. The Company's products are subject to recall at any time by the FDA or the Company if it appears that use of the products could result in unwarranted health risks.

All medical devices intended for human use that are to be marketed in the United States are placed into one of three regulatory classifications, depending on the degree of regulatory control to which the device will be subject. Class III devices, which include life support and life sustaining devices or implants, are subject to the most stringent controls and require FDA approval prior to marketing. The Company's ICD products and its catheter ablation systems are classified as class III devices.

FDA requirements for both the Company's ICD and catheter ablation products involve obtaining formal FDA premarket approval. The first stage of obtaining formal FDA premarket approval is submission of an application for an IDE. The IDE permits clinical evaluations of products on human subjects under controlled experimental conditions by designated qualified medical institutions. To obtain an IDE, approval of the investigational plan for the applicable system is required from the institutional review board within each participating medical institution as well as from the FDA. The Company has received IDE approval with respect to its SENTINEL 2000 system and both the RF laser catheter ablation systems.

The second stage of formal FDA premarket approval is the PMA application. The PMA, which is submitted after clinical evaluations are completed under an IDE, is a comprehensive report of all data and information obtained by the applicant throughout the product's development and testing. The FDA will grant a PMA if it finds that the safety and effectiveness of the product have been sufficiently demonstrated and that the product complies with all applicable regulations and standards. The FDA may require further clinical evaluation of the product, terminate the clinical trials, grant premarket approval but restrict the number of devices distributed, or require additional patient follow-up for an indefinite period of time. There can be no assurance that the Company will be successful in obtaining a PMA for any products, which is necessary to market Company's products commercially in the U.S., in a timely manner, if at all. Delays in obtaining marketing approvals and clearances in the U.S. could have a material adverse effect on the Company.

The Company is required to and maintains detailed records relating both to its maintenance of good manufacturing practices and to defective products and complaints about its products. The FDA has authority to inspect the Company's facilities to assure compliance with the FDC Act and regulations thereunder.

Many foreign countries have similar regulatory requirements concerning the marketing of new medical devices. In January 1995, the AIMDD was fully implemented in the EU. Under the AIMDD, the EU regulatory requirements are expected to be more consistent. The time required to obtain approvals required by foreign countries may be longer or shorter than that required for FDA approval and requirements for licensing may differ from FDA requirements. The Company is also subject to certain FDA regulations governing manufacturing practices, packaging and labelling. Further, the FDA regulates the export of medical devices that have not been approved or cleared for marketing in the United States. Prior to commencement of sales outside the U.S., the Company will be required either to obtain export approval from the FDA or to establish manufacturing capacity abroad. The Company has received export approval under FDA regulations that allows shipment of its products to the United Kingdom, and has also contracted with a manufacturer in Scotland to manufacture its products for use in Europe. See "-- Manufacturing."

Under the AIMDD, the Company is subject to "prior notice" of intent to conduct clinical trials in the EU. This process, similar to the FDA IDE process, requires regulatory documents and test information to be submitted to the governmental agency of each country in which the Company intends to conduct clinical trials. In order to commence commercial marketing of its products in the EU, the Company is required to file for a CE Mark approval. In April 1996, the Company received CE Mark approval for the SENTINEL 2000 from TUV Product Service, an organization that certifies the safety of medical device products and the quality assurance systems put in place by the manufacturer of the medical device. There can be no assurance, however, that the Company will be successful in obtaining CE Mark approval for any other products, in a timely manner, if at all, which could have a material adverse effect on the Company.

EMPLOYEES

As of April 30, 1996, the Company had 153 full-time employees, including 17 engaged in administration, 55 in manufacturing, 69 in research and development, and 12 in regulatory and clinical. There are no unions representing the Company's employees. The Company believes that its relations with its employees are good.

FACILITIES

The Company leases approximately 52,000 square feet of office and manufacturing space in Minneapolis, Minnesota. This space serves as the Company's corporate headquarters, as well as the research and development and manufacturing facilities for the ICD and catheter ablation system programs. Rent payments under the lease are approximately $502,000 per year, including shared real estate taxes and operating expenses. The primary lease agreement extends through December 31, 1997. The Company's current space may not be adequate to satisfy the needs of the Company through the end of the lease. The Company believes, however, it will be able to secure additional or alternative space at a commercially reasonable price when needed.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The current directors and executive officers of the Company and their ages, as of April 30, 1996, are as follows:

            NAME               AGE                               TITLE
Whitney A. McFarlin            55    Chairman of the Board, President and Chief Executive Officer

David L. Christofferson        58    Vice President, Chief Financial Officer and Secretary

Robert S. Garin                53    Vice President of Human Resources

Jennifer M. Marrone            40    Vice President of Regulatory and Clinical Affairs

Gary L. Payment                52    Vice President of Operations

T.V. Rao                       53    Vice President of Sales and Marketing

William J. Rissmann            46    Vice President of Engineering

Arnold A. Angeloni             53    Director

Dennis E. Evans                56    Director

Lyle D. Joyce, M.D., Ph.D.     49    Director

Joseph C. Kiser, M.D.          63    Director

Donald D. Maurer               59    Director

Glen Taylor                    55    Director

WHITNEY A. MCFARLIN has been President, Chief Executive Officer and Chairman of the Board of the Company since September 1993. From June 1990 to September 1993, Mr. McFarlin was President, Chief Executive Officer, Chairman of the Board and a founder of Clarus Medical Systems, Inc., a private medical device company manufacturing products for the orthopedic surgical market ("Clarus"). Prior to founding Clarus, Mr. McFarlin was President and Chief Executive Officer of Everest & Jennings International, Ltd., a manufacturer of durable medical equipment, from June 1985 to May 1990. From December 1977 to May 1985, Mr. McFarlin was an officer of Medtronic, most recently as Executive Vice President, where he was responsible for the U.S. pacing business. He serves on the Board of Directors of several corporations, including Clarus and Zero Corp.

DAVID L. CHRISTOFFERSON joined the Company as Vice President and Chief Financial Officer in January 1991. Mr. Christofferson was elected as the Company's Secretary in April 1993, and was elected to the Board of Directors of Angeion Europe in December 1995. From April 1988 to December 1990, he was a Division Manager for Excel Office Products, a company he founded in 1986, which was acquired in 1988 by General Office Products Company. From 1987 through 1989, he was Chairman and Chief Financial Officer of Medical Wellness Technologies, Inc., a distributor of pain control devices. Prior to 1986, Mr. Christofferson was employed by Medtronic for over 13 years in various management positions, most recently as Director of Finance and Administration for the Drug Administration Devices and Systems Division.

ROBERT S. GARIN joined the Company as Vice President of Human Resources in January 1995. In December 1995, Mr. Garin was elected to the Board of Directors of Angeion Europe. Prior to joining the Company, Mr. Garin served as a management consultant to the Company. From 1985 through 1993, Mr. Garin was a partner in Garin and Associates, a management and human resources consulting firm. From 1971 to 1985, Mr. Garin was employed by Medtronic in various positions including Director of Lead Operations and Director of Human Resources for Latin American Manufacturing and Sales Operations.

JENNIFER M. MARRONE joined the Company in April 1995 as Vice President of Regulatory and Clinical Affairs. From November 1993 to April 1995, Ms. Marrone was Director of Regulatory, Clinical and Quality Assurance/Compliance at Empi, Inc., a manufacturer of noninvasive biomedical devices. From 1979 to 1993, Ms. Marrone served in a number of capacities at Medtronic including Manager of Regulatory Affairs for the bradyarrhythmia and tachyarrhythmia products, where she prepared and managed Medtronic's PMA applications for its tachyarrhythmia management devices and transvenous leads. She joined Medtronic in 1979 as Study Director in Preclinical Research.

GARY L. PAYMENT joined the Company in 1994 as Vice President of Operations. From 1985 to 1994, Mr. Payment held various positions at CPI, most recently as Director of Manufacturing. Prior to joining CPI, Mr. Payment held several positions at Medtronic, including Director of Operations, Manufacturing Program Manager and Director of Quality Assurance.

T.V. RAO joined the Company in August 1995 as Vice President of Sales and Marketing. In December 1995, Mr. Rao was elected Chairman of the Board of Directors of Angeion Europe. From 1994 to 1995, Mr. Rao served as Vice President of Sales and Marketing for Brunswick Biomedical Corporation, a medical device company. From 1980 to 1994, Mr. Rao served in a number of capacities at Medtronic, including Director of Product Management for the Tachyarrhythmia Division, Director of International Marketing for pacing products, Product Marketing Manager for tachyarrhythmia, and Manufacturing Engineering Manager for the Energy Technology Division. From 1969 to 1980, Mr. Rao served in various manufacturing engineering capabilities at Onan Corporation.

WILLIAM J. RISSMANN joined the Company in November 1994 as Vice President of Engineering. Most recently, Mr. Rissmann was Director of Research and Development in the Advanced Tachy Products division at CPI. From 1990 to 1994, he held several positions at CPI, including Director of Quality Control and Test Engineering and Manager of Product Planning and Administration. Mr. Rissmann also has prior experience at St. Jude Medical and Medtronic.

ARNOLD A. ANGELONI has been President of Gateway Alliance, LLC, a financial consulting firm for start-up ventures and business consolidations, since early 1996. From 1961 to 1995, Mr. Angeloni was employed by Deluxe Corporation, a provider of check products and services to the financial payments industry, in various administrative, marketing, and operations positions, most recently as Senior Vice President and President of the Business Systems Division. Mr. Angeloni has been a director of the Company since 1990.

DENNIS E. EVANS has been President and Chief Executive Officer of Hanrow Financial Group Ltd., a merchant banking partnership, since February 1989. He also serves on the Board of Directors of Minnesota Power and Astrocom Corporation. Mr. Evans has been a director of the Company since 1990.

LYLE D. JOYCE, M.D., PH.D. has been a cardiothoracic surgeon with the Minneapolis Heart Institute for more than five years, and is currently the President of Minnesota Thoracic Group, P.A. Dr. Joyce has been a director of the Company since 1988.

JOSEPH C. KISER, M.D. was a cardiothoracic surgeon and is a founder of the Minneapolis Heart Institute and the Minneapolis Heart Institute Foundation. Dr. Kiser is also a founder of the Minnesota Thoracic Group, P.A. He practiced cardiothoracic surgery at Abbott Northwestern Hospital as well as other Minneapolis/St. Paul hospitals for more than 20 years prior to his retirement in January 1995. Dr. Kiser has been a director of the Company since 1988.

DONALD D. MAURER was named a director of the Company in January 1996. Mr. Maurer currently serves as Chairman of the Board and Chief Scientific Officer of Empi, Inc., a public company. Mr. Maurer founded Empi in 1977, became Chairman of the Board in 1978, and was named President and Chief Executive Officer in 1979. Mr. Maurer is also the Chairman of the Board of Medical Alley, a Minneapolis professional organization representing the interests of the medical industry.

GLEN TAYLOR has been the Chief Executive Officer and Chairman of the Board of Taylor Corporation since 1975. Taylor Corporation employs more than 8,000 individuals throughout 60 operating divisions in 15 states, Canada, Europe, Mexico and Australia. Taylor Corporation's businesses include printing, banking, direct mail marketing, office supplies and electrical manufacturing. Mr. Taylor also is the owner of the Minnesota Timberwolves, a National Basketball Association franchise. From 1980 to 1990, Mr. Taylor served as a Minnesota State Senator. Mr. Taylor has been a director of the Company since 1992.

MEDICAL ADVISORS

In addition to the Company's Board of Directors and full-time employees, the Company maintains a number of Medical Advisors who possess knowledge and experience in technical and medical areas related to the Company's products. The Medical Advisors consult with management of the Company concerning the products being developed and their use by health professionals. Listed below are the Company's Medical Advisors:

           NAME              SERVED SINCE                       CURRENT POSITION


Robert G. Hauser, M.D.           1994      * Special Adviser to the Chairman and Chief Executive
                                             Officer of the Company.
                                           * President of, and a Cardiologist with, The
                                             Minneapolis Heart Institute (Minneapolis, MN).

Lyle D. Joyce, M.D., Ph.D.       1988      * President, Minnesota Thoracic Group, P.A.
                                           * Cardiothoracic surgeon with The Minneapolis Heart
                                             Institute  (Minneapolis, MN ).

Joseph C. Kiser, M.D.            1988      * Cardiothoracic surgeon (retired) with, and founder
                                             of, The Minneapolis Heart Institute and The
                                             Minneapolis Heart Institute Foundation.

Fabio Leonelli, M.D.             1992      * Assistant Professor of Medicine at the University of
                                             Kentucky.

J. Philip Saul, M.D.             1995      * Associate Professor of Pediatrics and Health
                                             Sciences and Technology at the Harvard Medical
                                             School.
                                           * Staff Pediatric Electrophysiologist at Children's
                                             Hospital (Boston, MA).
                                           * Director of the Cardiology Physiological
                                             Research Laboratories in the Department of
                                             Cardiology at Children's Hospital (Boston, MA ).

Robert H. Svenson, M.D.          1991      * Director of Laser and Applied Technologies
                                             Laboratory at the Carolinas Medical Center
                                             (Charlotte, NC).
                                           * Adjunct Professor of Medicine at the University of
                                             North Carolina.

Mark A. Wood, M.D.               1993      * Assistant Professor of Internal Medicine at the
                                             Medical College of Virginia.
                                           * Co-Director of Cardiac Electrophysiology
                                             Laboratories at the Medical College of Virginia
                                             and the McGuire Veterans Administration Medical
                                             Center (Richmond, VA).



STAR TEAM

As a supplement to its Medical Advisors, in May of 1996, the Company established its Strategic Tachyarrhythmia Advisory Resource Team (the "STAR Team"). The STAR Team is made up of leading electrophysiologists, who are recognized as experts in the use of biomedical devices for the management and treatment of cardiac arrhythmias. The following is a brief summary of the STAR Team:

DAVID G. BENDITT, M.D. has served as a Medical Advisor to the Company since 1992. Dr. Benditt is a Professor of Medicine and Director of the Cardiac Electrophysiology Laboratory and Arrhythmia Service at the University of Minnesota Medical School in Minneapolis, Minnesota. Dr. Benditt is a past president of the North American Society of Pacing and Electrophysiology ("NASPE") and the American Heart Association -- Minnesota Affiliate, and a Fellow of the American College of Cardiology. Dr. Benditt serves on the editorial boards of many peer reviewed journals including the AMERICAN JOURNAL OF CARDIOLOGY and the JOURNAL OF CARDIOVASCULAR ELECTROPHYSIOLOGY.

FRANCIS E. MARCHLINSKI, M.D. is a Professor of Medicine, College of Pennsylvania, Hahnemann University. Dr. Marchlinski is a member of NASPE and a Fellow of the American College of Cardiology. Dr. Marchlinski serves on the editorial boards of many peer reviewed journals including the AMERICAN JOURNAL OF CARDIOLOGY, PACING AND CLINICAL ELECTROPHYSIOLOGY and the JOURNAL OF CARDIOVASCULAR ELECTROPHYSIOLOGY.

SANJEEV SAKSENA, M.D. is a Clinical Associate Professor of Medicine and Pediatrics -- NJ Medical School, and a Director of Arrhythmia & Pacemaker Services, Eastern Heart Institute in Passaic, NJ. Dr. Saksena is the Scientific Chair and President-Elect for NASPE and a Fellow of the American College of Cardiology. Dr. Saksena serves on the editorial boards of many peer reviewed journals including the AMERICAN JOURNAL OF CARDIOLOGY, PACING AND CLINICAL ELECTROPHYSIOLOGY, AMERICAN HEART JOURNAL and the JOURNAL OF CARDIOVASCULAR ELECTROPHYSIOLOGY. Dr. Saksena is also the Chairman of the Government Relations Committee of NASPE and a member of the AVID clinical trial planning and steering committee of the National Institute of Health.

JOHN F. SWARTZ III, M.D. is the Director, Cardiac Electrophysiology, St. Francis Medical Center in Tulsa, OK. Dr. Swartz represents the private practice customers of the electrophysiology community for Angeion. Dr. Swartz is a member of the American College of Cardiology, and the American Heart Association. Dr. Swartz is a reviewer for peer reviewed journals including CIRCULATION, JOURNAL OF AMERICAN COLLEGE OF CARDIOLOGY and AMERICAN JOURNAL OF CARDIOLOGY.

PATRICK J. TCHOU, M.D. has served as a Medical Advisor to the Company since 1991. Dr. Tchou is the Director of the Cardiac Electrophysiology Laboratory at the Cleveland Clinic in Cleveland, Ohio, and is a Professor, Department of Internal Medicine at the Ohio State University. Dr. Tchou is a member of NASPE and a Fellow of the American College of Cardiology. Dr. Tchou reviews manuscripts for such journals as CIRCULATION, JOURNAL OF AMERICAN COLLEGE OF CARDIOLOGY, PACING AND CARDIAC ELECTROPHYSIOLOGY and the JOURNAL OF CARDIOVASCULAR ELECTROPHYSIOLOGY.

                    PRINCIPAL SHAREHOLDERS AND BENEFICIAL
                           OWNERSHIP OF MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the Common Stock of the Company as of April 30, 1996, unless otherwise noted by,
(i) Pacesetter, (ii) each director and current executive officer, and (iii) all executive officers and directors of the Company as a group. To its knowledge, the Company has no beneficial owner of more than 5% of the outstanding Common Stock. Unless otherwise noted, all of the shares shown are held by individuals or entities possessing sole voting and investment power with respect to such shares.

                                                SHARES OF COMMON STOCK
                                                  BENEFICIALLY OWNED(1)
                                                                PERCENT OF CLASS
                NAME                      AMOUNT        BEFORE OFFERING   AFTER OFFERING
Pacesetter, Inc.                         1,125,000 (2)        4.4%             3.7%
 15900 Valley View Court
 P.O. Box 9221
 Sylmar, California 91392

Whitney A. McFarlin                        358,110(3)         1.5              1.2

David L. Christofferson                    145,047(4)          *                *

Robert S. Garin                             10,750(5)          *                *

Jennifer M. Marrone                         10,000(6)          *                *

Gary L. Payment                             28,530(7)          *                *

T.V. Rao                                         0              0                0

William J. Rissman                          16,250(8)          *                *

Arnold A. Angeloni                          71,902 (9)           *                *

Dennis E. Evans                            744,935 (10)       3.1              2.5

Lyle D. Joyce, M.D., Ph.D.                 279,435 (11)       1.2                 *

Joseph C. Kiser, M.D.                      377,836 (12)       1.6              1.3

Donald D. Maurer                                 0              0                0

Glen Taylor                                473,091 (13)       1.9              1.6

All current directors and
 executive
 officers as a group (13 persons)        2,515,886(14)       10.0              8.3

 * Less than 1%.

 (1) Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by such person or group. As of April 30, 1996, there were 24,212,207 shares of Common Stock outstanding.

 (2) As set forth in a Schedule 13D filed with the Securities and Exchange Commission on October 11, 1994, this amount consists of (i) 875,000 shares of Common Stock which may be acquired within 60 days upon the conversion of Series A Preferred Stock, and (ii) 250,000 shares of Common Stock which may be acquired within 60 days upon the conversion of a $1,500,000 convertible subordinated debenture.

 (3) Includes 355,156 shares which may be acquired within 60 days upon the exercise of options.

 (4) Includes 144,747 shares which may be acquired within 60 days upon the exercise of options.

 (5) Includes 8,750 shares which may be acquired within 60 days upon the exercise of options.

 (6) Consists of 10,000 shares which may be acquired within 60 days upon the exercise of options.

 (7) Includes 25,000 shares which may be acquired within 60 days upon the exercise of options.

 (8) Consists of 16,250 shares which may be acquired within 60 days upon the exercise of options.

 (9) Includes 45,000 shares which may be acquired within 60 days upon the exercise of options.

(10) Includes 610,000 shares beneficially owned by Hanrow Financial Group Ltd. ("Hanrow Financial"). Hanrow Financial is the general partner of Hanrow Capital Fund and Hanrow Capital Fund III, which own 30,000 and 580,000 shares of Common Stock, respectively. Also includes 41,666 shares which may be acquired within 60 days upon the exercise of warrants beneficially owned by Hanrow Financial, 41,667 shares which may be acquired within 60 days upon the exercise of warrants owned by Hanrow Business Finance, Inc., an affiliate of Hanrow Financial, and 21,000 shares which may be acquired within 60 days upon the exercise of options held by Mr. Evans. Mr. Evans is the President and Chief Executive Officer of Hanrow Financial.

(11) Includes 91,000 shares held by the MTA Retirement Plan and Trust FBO Lyle
     D. Joyce, 7,500 shares which may be acquired within 60 days upon the exercise of warrants held by the MTA Retirement Plan and Trust FBO Lyle D. Joyce, 13,333 shares which may be acquired within 60 days upon the exercise of warrants and 39,000 shares which may be acquired within 60 days upon the exercise of options.

(12) Includes 43,567 shares held by the MTA Retirement Plan and Trust FBO Joseph
     C. Kiser and 80,833 shares which may be acquired by Dr. Kiser within 60 days upon the exercise of stock options and warrants.

(13) Includes 200,000 shares which may be acquired within 60 days upon the exercise of warrants and 5,000 shares may be acquired within 60 days upon the exercise of options.

(14) Includes an aggregate of 1,054,902 shares which may be acquired within 60 days upon the exercise of outstanding options and warrants beneficially owned by current directors and executive officers.

                          DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 35,000,000 shares of Common Stock, par value $.01 per share, 1,475,000 shares of Preferred Stock, Series A, par value $.01 per share (the "Series A Preferred"), 300,000 shares of Preferred Stock, Series B, par value $.01 per share (the "Series B Junior Preferred"), and 1,225,000 shares of Preferred Stock, par value $.01 per share, the designation, rights and preferences of which have not been determined (the "Undesignated Preferred").

COMMON STOCK

As of April 30, 1996, there were 24,212,207 shares of Common Stock issued and outstanding, options outstanding to purchase a total of 2,515,066 shares of Common Stock, and a debenture convertible into 250,000 shares of Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the preferential rights of the holders of the Undesignated Preferred with respect to dividends, holders of the Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities.

SERIES A PREFERRED

As of April 30, 1996, there were 875,000 shares of Series A Preferred issued and outstanding. Series A Preferred, at the option of the holder, may be converted into Common Stock at the rate of one share of Common Stock for each share of Series A Preferred, subject to certain antidilution adjustments. The holders of the Series A Preferred are entitled to vote on any matter submitted to a vote of the holders of the Common Stock of the Company as if the Series A Preferred had been converted into Common Stock. All shares of Series A Preferred are entitled to a liquidation preference in cash equal to $4.00 per share before the payment, distribution or setting apart for payment or distribution of any amount for the holders of the Common Stock. In addition, as long as shares of Series A Preferred are outstanding in the event that dividends are declared on the Common Stock of the Company, holders of the Series A Preferred shall be entitled to receive an equivalent dividend on the basis of the number of shares of Common Stock into which such holder's shares of Series A Preferred are then convertible.

UNDESIGNATED PREFERRED

Under Minnesota law, no action by the Company's shareholders is necessary, and only action by the Board of Directors is required, to authorize the issuance of any of the undesignated shares of Undesignated Preferred. Subject to certain limitations, the Board of Directors is empowered to establish, and to designate the name of each class or series of the shares of Undesignated Preferred and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). The Board of Directors can issue shares of such class or series to, among other individuals, the holders of another class or series of Undesignated Preferred or to the holders of the Common Stock. Accordingly, the Board of Directors without shareholder approval can issue Undesignated Preferred with voting or conversion rights which could adversely affect the voting power of the holders of the Common Stock. The Undesignated Preferred may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of the Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction.

WARRANTS

The Company has outstanding warrants to purchase an aggregate of 910,000 shares of its Common Stock. The weighted average exercise price per share is $2.04. Such warrants are exercisable at present and for periods of up to three years. The Company is not able to determine whether or when any such warrants will be exercised or what impact, if any, any such exercise might have on the price of the Common Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions could potentially operate to deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Company's Common Stock. Section 302A.671 generally provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved by the shareholders in a prescribed manner. A "control share acquisition" is generally defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner of 10% or more of the corporation's voting stock. Reference is made to the detailed terms of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.

Furthermore, Section 3.5 of Article III of the Company's Restated Articles of Incorporation provides that the affirmative vote of the holders of two-thirds of the voting power of the shares entitled to vote is required for shareholder approval of a plan of merger, exchange of securities, or transfer of assets, as described in Section 302A.601 of the Minnesota Business Corporation Act.

SHAREHOLDERS' RIGHTS PLAN

The Company has in effect a Shareholders' Rights Plan (the "Rights Plan"), pursuant to which each share of Common Stock now outstanding has, and each share offered hereby or issued prior to a Distribution Date will have, attached to it one Preferred Stock Purchase Right (a "Right") which entitles the holder thereof to purchase from the Company one one-thousandth of a share of Series B Junior Preferred Stock of the Company at a purchase price of $70.00, subject to adjustment. Separate certificates evidencing Rights will not be issued and the Rights will not be exercisable until the occurrence of a Distribution Date, as described below. All Rights expire on April 7, 2006, unless earlier exercised or redeemed.

A Distribution Date will occur upon the earlier of ten business days after (i) a public announcement that a person or group (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Company's Common Stock, (ii) the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the Common Stock, or (iii) a majority of the members of the Board who are unaffiliated with an Acquiring Person or Adverse Person (as defined below) determines that any person or group is an Adverse Person. Pursuant to the Rights Plan, the Board may make an Adverse Person determination if it finds that a holder of at least 10% of the Company's outstanding shares (i) acquired such shares either to cause the Company to repurchase the shares or to enter into a transaction intended to provide such person with short-term financial gain under circumstances that are not in the best long-term interests of the Company's shareholders, or (ii) is causing or is reasonably likely to cause a material adverse impact on the business or prospects of the Company.

If a merger of the Company into an Acquiring Person occurs, any person acquires beneficial ownership of 15% or more of the Company's Common Stock (except pursuant to an offer for 100% of the shares approved by a majority of the independent directors of the Company) or certain defined self-dealing events between the Company and an Acquiring Person occur, each Right automatically adjusts to permit the holder thereof to purchase that number of shares of Common Stock which at the time of such transaction would have a market value of two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of any of the events set forth above until the Rights are no longer redeemable by the Company. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances) were, beneficially owned by any Acquiring Person become null and void. The Company has the option, if the Rights become exercisable, to exchange one share of Common Stock, or substitute consideration consisting of cash, securities of the Company or other assets, for each Right, except the void Rights.

At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole at a price of $.005 per Right (payable in cash or stock).

Any of the provisions of the Rights Plan may be amended, without the vote of Rights holders, by the Board of Directors prior to the Distribution Date. After the Distribution Date, certain limitations apply to the ability of the Board to amend the Rights Plan.

The Rights Plan may have an anti-takeover effect in that any person or group acquiring control of the Company without the consent of the Company's Board of Directors could suffer substantial dilution through operation of the Rights Plan.

REGISTRATION RIGHTS

Under the terms of various warrant agreements, the Company has granted certain demand and "piggyback" registration rights covering the possible disposition of up to 1,269,849 shares issued or issuable upon the exercise of such warrants. The warrants containing such registration rights are exercisable at present. In addition, pursuant to the Purchase Agreement, Pacesetter has certain demand and "piggyback" registration rights covering the possible disposition of up to 1,125,000 shares of Common Stock issuable upon conversion of preferred stock and convertible debenture. The Company filed a Registration Statement on Form S-3 registering the resale of all of the foregoing 2,394,849 shares on April 30, 1996, which Registration Statement is expected to be declared effective prior to the commencement of this offering.

                                 UNDERWRITING

The Underwriters named below, acting through their representatives, Raymond James & Associates, Inc., NatWest Securities Limited and Salomon Brothers Inc (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase an aggregate of 5,000,000 shares of Common Stock from the Company at the Price to Public set forth on the cover page of this Prospectus, less the underwriting discounts and commissions, in the amounts set forth opposite their respective names below.

                                     NUMBER
UNDERWRITER                         OF SHARES
Raymond James & Associates, Inc
NatWest Securities Limited
Salomon Brothers Inc

  Total                             5,000,000

The nature of the Underwriters' obligations under the Underwriting Agreement is such that all shares of the Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased. The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the Price to Public set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to other dealers. The Price to Public and concessions and reallowances to dealers may be changed by the Representatives.

The Company has granted to the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to 750,000 additional shares of the Common Stock solely to cover over-allotments, if any, at the same price per share to be paid by the Underwriters for the other shares of Common Stock offered hereby. If the Underwriters purchase any such additional shares pursuant to the over-allotment option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments, if any, in connection with the offering made hereby.

The Company and each of its officers and directors and certain of their affiliates have agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock of the Company, or securities convertible into or exercisable for shares of Common Stock of the Company, without the prior consent of Raymond James & Associates, Inc., during the period beginning on June 1, 1996 and ending 90 days from the effective date of the Registration Statement, inclusive. This restriction does not apply to shares of Common Stock issued by the Company pursuant to the conversion or exercise of stock options, warrants, convertible preferred stock or convertible debentures outstanding on the effective date of the registration statement.

In connection with this offering, the Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under Securities and the Exchange Act of 1934, as amended (the "Exchange Act"). Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act. Such indemnification is limited or unavailable in certain circumstances, including where legally unavailable.

NatWest Securities Limited, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the shares of Common Stock offered hereby and subject to certain exceptions, it will not offer or sell any shares of Common Stock within the United States, its territories or possessions or to persons who are citizens thereof or residents therein. The Underwriting Agreement does not limit the sale of the shares of Common Stock offered hereby outside of the United States.

NatWest Securities Limited has also represented and agreed that (i) it has not offered or sold and will not offer or sell any Common Stock to persons in the United Kingdom prior to admission of the Common Stock to listing in accordance with Part IV of the Financial Services Act 1986 (the "Act") except to persons whose ordinary activities involve them in acquiring, managing, holding or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Act; (ii) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Common Stock, other than any document which consists of or any part of listing particulars, supplementary listing particulars or any other document or instrument required or permitted to be published by listing rules under Part IV of the Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise be lawfully issued or passed on.

The Company has agreed that, until August 1998, Raymond James & Associates, Inc. shall have a right of first refusal to act as lead manager or agent in connection with any proposed offering of securities by the Company or by any affiliates thereof, including this offering, to act as the investment banker to the Company in connection with any merger, acquisition or consolidation involving the Company or any affiliate, and to serve as the investment banker to the Company in connection with any other transaction with respect to which the Company proposes to engage an investment banker. If Raymond James & Associates, Inc. agrees to render its assistance for any such transaction, it shall be for fees and expenses competitive with those that would likely be charged by comparable investment banking firms. As of April 30, 1996, Raymond James & Associates, Inc. owned of record 359,850 shares of Common Stock of the Company. On April 30, 1996, the Company filed a registration statement on Form S-3 registering for resale all of such shares, which registration statement is expected to become effective prior to the commencement of this offering.

                                LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Oppenheimer Wolff & Donnelly, Minneapolis, Minnesota. Certain legal matters will be passed upon for the Underwriters by Hale and Dorr, Boston, Massachusetts.

                                   EXPERTS

The financial statements of Angeion Corporation as of July 31, 1994 and 1995, and for each of the years in the three-year period ended July 31, 1995, included and incorporated herein and in the registration statement by reference, have been so included and incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The statements in the Prospectus under the captions "Risk Factors -- Intellectual Property Protection" and "Business -- Intellectual Property" and other references herein to intellectual property-related matters have been reviewed and approved by Patterson & Keough, P.A., patent counsel to the Company, as experts on such matters, and are included herein in reliance upon that review and approval.

                            AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act. This Prospectus does not contain all of the information, exhibits and undertakings set forth in the Registration Statement, certain portions of which are omitted as permitted by the Rules and Regulations of the Commission. Copies of the Registration Statement and the exhibits are on file with the Commission and may be obtained, upon payment of the fee prescribed by the Commission, or may be examined, without charge, at the offices of the Commission set forth above. For further information, reference is made to the Registration Statement and its exhibits.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed with the Commission by the Company (File No. 0-17019) are incorporated into this Prospectus by reference: (a) Annual Report on Form 10-K for the year ended July 31, 1995; (b) Quarterly Reports on Form 10-Q for the quarters ended October 31, 1995, January 31, 1996 and April 30, 1996; (c) Current Report on Form 8-K, dated October 31, 1995; (d) Current Report on Form 8-K, dated April 8, 1996, as amended on May 17, 1996; (e) all other reports filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act since July 31, 1995; (f) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A and any amendments or reports filed for the purpose of updating such description; and (g) the description of the Company's Series B Junior Preferred Stock and rights to purchase Series B Junior Preferred Stock contained in its Registration Statement on Form 8-A and any amendments or reports filed for the purpose of updating such description.

All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Angeion Corporation, 3650 Annapolis Lane, Suite 170, Minneapolis, Minnesota 55447-5434, Attention: David
L. Christofferson, Chief Financial Officer; telephone number: (612) 550-9388.

INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
Independent Auditors' Report                                                             F-2

Balance Sheets as of July 31, 1994 and 1995                                              F-3

Statements of Operations for the Years Ended July 31, 1993, 1994 and 1995                F-4

Statements of Shareholders' Equity (Deficit) for the Years Ended July 31, 1993,
 1994 and 1995                                                                           F-5

Statements of Cash Flows for the Years Ended July 31, 1993, 1994 and 1995                F-6

Notes to Financial Statements                                                            F-7

Unaudited Consolidated Balance Sheet as of April 30, 1996                               F-12

Unaudited Consolidated Statements of Operations for the Nine Months Ended
 April 30, 1995 and 1996                                                                F-13

Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended
 April 30, 1995 and 1996                                                                F-14

Notes to Unaudited Consolidated Financial Statements                                    F-15


                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
of Angeion Corporation:

We have audited the accompanying balance sheets of Angeion Corporation as of July 31, 1994 and 1995, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Angeion Corporation as of July 31, 1994 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 1995, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Minneapolis, Minnesota
September 14, 1995

                             ANGEION CORPORATION
                                BALANCE SHEETS

                                                                         JULY 31,
                                                                   1994             1995
                                            ASSETS
Current assets:
  Cash and cash equivalents                                    $  2,127,358     $  2,367,764
  Other receivable                                                   38,697                0
  Royalty receivable                                                144,978                0
  Inventories                                                       230,211          398,788
  Prepaid expenses and other current assets                         128,135          172,955
    Total current assets                                          2,669,379        2,939,507
Property and equipment, net                                         998,876        1,602,774
Patents and trademarks, net                                         905,875        1,055,229
Other assets                                                        178,500          153,684
    Total assets                                               $  4,752,630     $  5,751,194
                        LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable                                             $    415,825     $    836,301
  Accrued payroll, vacation and related costs                       337,758          238,599
  Notes payable, net of discount of $167,000                      2,833,000                0
  Current installments of capital lease obligations                   9,328            2,599
  Other accrued expenses                                            248,852          192,454
    Total current liabilities                                     3,844,763        1,269,953
Long-term debt                                                    1,500,000        1,500,000
Capital lease obligations, less current installments                  4,187            1,091
    Total liabilities                                             5,348,950        2,771,044
Shareholders' equity (deficit):
  Convertible preferred stock, series A, $0.01 par value.
   Authorized 1,475,000 shares; issued and outstanding
   875,000 shares in 1994 and 1995                                3,166,425        3,166,425
  Common stock, $0.01 par value.
   Authorized 35,000,000 shares; issued and
   outstanding 11,152,935 shares in 1994 and 17,500,529
   shares in 1995                                                   111,529          175,005
  Additional paid-in capital                                     13,668,107       26,824,452
  Accumulated deficit                                           (17,542,381)     (27,185,732)
    Total shareholders' equity (deficit)                           (596,320)       2,980,150
Commitments (notes 10 and 13)
    Total liabilities and shareholders' equity (deficit)       $  4,752,630     $  5,751,194

The accompanying notes are an integral part of the financial statements.

                             ANGEION CORPORATION
                            STATEMENTS OF OPERATIONS


                                                              YEAR ENDED JULY 31,
                                                     1993             1994             1995
Net sales                                        $   137,982      $         0      $         0
Cost of goods sold                                   147,755                0                0
  Gross margin                                        (9,773)               0                0
Operating expenses:
  Research and development                         4,485,818        5,158,738        7,815,391
  General and administrative                       1,353,502        1,460,424        1,849,376
  Merger expense for in-process
   research and development                                0        1,450,499                0
    Total operating expenses                       5,839,320        8,069,661        9,664,767
  Operating loss from continuing operations       (5,849,093)      (8,069,661)      (9,664,767)
Other income (expense):
  Royalty income                                           0          482,853                0
  Interest income                                    115,852           72,250          292,578
  Interest expense                                   (76,019)        (161,185)        (271,162)
  Other expense                                     (106,298)               0                0
    Other income (expense)                           (66,465)         393,918           21,416
    Loss from continuing operations               (5,915,558)      (7,675,743)      (9,643,351)
Gain on sale of discontinued operations            3,207,120                0                0
    Net loss                                     $(2,708,438)     $(7,675,743)     $(9,643,351)
Net loss per share from continuing
 operations                                      $     (0.57)     $     (0.72)     $     (0.58)
Net income per share from
 discontinued operations                                0.31             0.00             0.00
    Net loss per share                           $     (0.26)     $     (0.72)     $     (0.58)
Weighted average number of shares
 outstanding                                      10,296,812       10,657,311       16,550,915

The accompanying notes are an integral part of the financial statements.

                             ANGEION CORPORATION
                 STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                        CONVERTIBLE
                                      PREFERRED STOCK                COMMON STOCK          ADDITIONAL
                                   NUMBER                        NUMBER                     PAID-IN      ACCUMULATED
                                  OF SHARES     PAR VALUE      OF SHARES    PAR VALUE     CAPITAL        DEFICIT           TOTAL
Balance at July 31, 1992                 0      $        0     10,230,434   $102,304    $11,460,305   $ (7,158,200)   $   4,404,409
 Shares issued at $4.00 per
  share, net of issuance
  costs                            875,000       3,166,425              0          0              0              0        3,166,425
 Stock options exercised                 0               0          8,093         81         28,675              0           28,756
 Director stock issued                   0               0         68,698        687        215,288              0          215,975
 Stock issued in settlement
  of litigation                          0               0         15,000        150         59,850              0           60,000
 Compensation expense on
  grant of options                       0               0              0          0         40,219              0           40,219
 Net loss                                0               0              0          0              0     (2,708,438)      (2,708,438)
Balance at July 31, 1993           875,000       3,166,425     10,322,225    103,222     11,804,337     (9,866,638)       5,207,346
 Stock issued in connection
  with merger of subsidiaries            0               0        663,610      6,636      1,443,863              0        1,450,499
 Stock options exercised                 0               0        115,530      1,155          4,222              0            5,377
 Director stock issued                   0               0         36,570        366         95,634              0           96,000
 Stock issued for
  consulting services                    0               0         15,000        150         52,350              0           52,500
 Compensation expense on
  grant of options                       0               0              0          0         67,301              0           67,301
 Issuance of common
  stock warrants                         0               0              0          0        200,400              0          200,400
 Net loss                                0               0              0          0              0     (7,675,743)      (7,675,743)
Balance at July 31, 1994           875,000       3,166,425     11,152,935    111,529     13,668,107    (17,542,381)        (596,320)
 Notes payable converted
  into common stock                      0               0        761,373      7,614      1,427,132              0        1,434,746
 Shares and warrants issued
  at $2.38 per share, net of
  issuance costs                         0               0      4,900,000     49,000     10,550,122              0       10,599,122
 Stock options exercised                 0               0        645,805      6,458      1,038,049              0        1,044,507
 Director stock issued                   0               0         40,416        404         95,596              0           96,000
 Compensation expense on
  grant of options                       0               0              0          0         45,446              0           45,446
 Net loss                                0               0              0          0              0     (9,643,351)      (9,643,351)
Balance at July 31, 1995           875,000      $3,166,425     17,500,529   $175,005    $26,824,452   $(27,185,732)   $   2,980,150


The accompanying notes are an integral part of the financial statements.


                             ANGEION CORPORATION
                           STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED JULY 31,
                                                              1993             1994             1995
Operating activities:
  Net loss                                                $(2,708,438)     $(7,675,743)     $(9,643,351)
  Adjustments to reconcile net loss to net cash used
   in
   operating activities:
    Depreciation and amortization                             416,193          501,025          598,073
    Expense on grant of stock and stock options               316,194          215,801          141,446
    Notes payable discount amortization                             0           33,000          100,200
    Merger expense for in-process research and
     development                                                    0        1,450,499                0
    Gain on sale of discontinued operations                (3,207,120)               0                0
    Changes in operating assets and liabilities:
      Other receivable                                         (6,094)          (2,603)          38,697
      Trade accounts receivable                                77,615                0                0
      Royalty receivable                                     (217,756)          72,778          144,978
      Inventories                                             (81,954)         (90,452)        (168,577)
      Prepaid expenses and other current assets                53,633          (62,886)         (66,020)
      Accounts payable                                       (105,845)         101,903          366,776
      Accrued expenses                                        117,614          305,158          (79,111)
       Net cash used in operating activities               (5,345,958)      (5,151,520)      (8,566,889)
Investing activities:
  Payments for purchases of property and equipment           (430,234)        (244,254)        (989,351)
  Increase in other assets                                   (523,185)        (311,767)        (337,158)
      Net cash used in investing activities                  (953,419)        (556,021)      (1,326,509)
Financing activities:
  Proceeds from issuance of preferred stock, net            3,166,425                0                0
  Proceeds from issuance of convertible
   subordinated debentures                                  1,500,000                0                0
  Proceeds from sale of discontinued operations             6,409,315                0                0
  Proceeds from exercise of stock options                      28,756            5,377        1,044,507
  Proceeds from sale of stock warrants                              0          200,400                0
  Proceeds from issuance of common stock and
   warrants, net                                                    0                0       10,599,122
  Proceeds from issuance of notes payable                           0        2,800,000                0
  Repayments of debt                                         (890,706)         (12,911)      (1,509,825)
      Net cash provided by financing activities            10,213,790        2,992,866       10,133,804
  Net increase (decrease) in cash and cash equivalents      3,914,413       (2,714,675)         240,406
Cash and cash equivalents:
  Beginning of year                                           927,620        4,842,033        2,127,358
  End of year                                             $ 4,842,033      $ 2,127,358      $ 2,367,764
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest                  $    22,310      $    59,115      $   240,031

Supplemental disclosure of noncash investing and financing activities: During
  1993, 15,000 shares of common stock valued at $60,000 were issued in settlement of litigation.
  During 1994, 15,000 shares of common stock valued at $52,500 were issued as compensation for consulting services.
    During 1995, $1,434,746 of notes payable were converted into common stock.

The accompanying notes are an integral part of the financial statements.

                             ANGEION CORPORATION
                        NOTES TO FINANCIAL STATEMENTS
                   Years Ended July 31, 1993, 1994 and 1995

 1.DESCRIPTION OF BUSINESS

Angeion Corporation ("Angeion" or the "Company") designs, develops and manufactures products that treat and potentially cure arrhythmias.

 2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVENTORIES: Inventories are stated at the lower of cost (determined on a first in, first out basis) or market. Inventories consist primarily of material costs.

PROPERTY AND EQUIPMENT: Property and equipment are carried at cost. Equipment and furniture and fixtures are depreciated using the straight-line method over five to seven years. Leasehold improvements are depreciated using the straight-line method over the lease term. Expenditures for repairs and maintenance are charged to expense as incurred.

PATENTS AND TRADEMARKS: The costs incurred to register patents and trademarks are capitalized as incurred. Amortization of these costs commences when the related patent or trademark is filed. The costs are amortized over the estimated useful life of the patent or trademark, generally seven years.

INCOME TAXES: The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

NET LOSS PER SHARE: Net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock and common equivalent shares outstanding during the period. Common equivalent shares representing stock warrants and options were excluded for fiscal years 1993, 1994 and 1995 because of their antidilutive effect.

STATEMENTS OF CASH FLOWS: For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

 3.MERGER OF SUBSIDIARIES

On December 20, 1993, AngeMed, Inc. ("AngeMed") and AngeLase, Inc. ("AngeLase"), greater-than-90% owned subsidiaries of the Company, were merged with and into the Company (the "Mergers"), with the Company being the surviving entity after the Mergers. Pursuant to the Mergers, each share of common stock of AngeMed and each share of common stock of AngeLase was converted into shares of Angeion common stock. In addition, each option to purchase AngeMed or AngeLase common stock was converted into an option to purchase Angeion common stock based upon the respective exchange ratios.

Certain of the former AngeMed and AngeLase shareholders dissented from the Mergers (the "Dissenters") and sought a higher value for the shares of AngeMed and AngeLase common stock held by such shareholders in accordance with the applicable provisions of Minnesota corporate law (the "Dissenters' Claims"). Effective May 31, 1994 and June 21, 1994, Settlement and Release Agreements were entered into by and among the Company and the Dissenters (the "Settlement Agreements"). Pursuant to the terms of the Settlement Agreements, the Dissenters agreed to terminate their claims against the Company and the directors. In exchange, the Company agreed to issue an aggregate of 636,004 shares of Common Stock to the Dissenters in exchange for their subsidiary common stock and to issue options to purchase Common Stock to the Dissenters in exchange for their subsidiary options.

The fair market value of the Common Stock issued in connection with the Mergers was accounted for as a purchase of in-process research and development and, accordingly, a charge of $1,450,499 is included in the statement of operations with an offsetting credit to shareholders' equity.

 4.DISCONTINUED OPERATIONS

On September 22, 1992, the Company sold its Angeion Medical Products division ("AMP") effective as of July 31, 1992. Net sales of AMP were $6,777,346 in fiscal 1992. The sale price consisted of $6.2 million cash at closing, plus a royalty of 10% and 5% of AMP product sales in fiscal 1993 and 1994, respectively. A gain of $3,207,120 (including $770,366 of royalties) was recognized in 1993 and royalty income of $482,853 was recognized in fiscal 1994. As of July 31, 1995, there are no further royalties to be recognized.

 5.PROPERTY AND EQUIPMENT

At July 31 property and equipment consisted of the following:

                                                     1994           1995
Production equipment                              $  296,495     $   630,953
Furniture and fixtures                               117,465         177,365
Computer equipment                                   538,793         848,906
Research and development equipment                   616,772         750,197
Leasehold improvements                               187,071         338,526
                                                   1,756,596       2,745,947
Less accumulated depreciation and amortization      (757,720)     (1,143,173)
                                                  $  998,876     $ 1,602,774

 6.ALLIANCE AND LONG TERM DEBT

On February 4, 1993, Angeion and Siemens Pacesetter, Inc. ("Pacesetter"), which was subsequently acquired by St. Jude Medical, Inc. entered into an agreement which provided for an investment by Pacesetter in Angeion and the grant by Angeion of certain licensing, manufacturing and marketing rights with respect to certain of the products being developed by the Company. The investment by Pacesetter consisted of the purchase of 875,000 shares of Angeion preferred stock, Class A, at $4.00 per share. The preferred stock is convertible at any time on a one-for-one basis into Common Stock. Pacesetter's investment also includes the purchase of a $1,500,000 convertible subordinated debenture with an interest rate of 7.16%, interest payable semi-annually, which is convertible at any time into Common Stock at $6.00 per share. The debenture is due in semi-annual installments of $150,000, beginning July 1, 1998 through July 1, 2003.

 7. NOTES PAYABLE

During June and July of 1994, the Company raised a total of $3,000,000 in the form of short-term bridge loans ("Bridge Financing" or "Bridge Notes") to fund its operations until it could complete an equity financing. All loans under the Bridge Financing are evidenced by promissory notes accruing interest at a rate of 12% per year. In connection with such loans, each lender received a warrant to purchase, at an exercise price of $2.00 per share, shares of common stock equal to 50% of the principal amount of the loan divided by the exercise price of the warrant. The warrants expire on December 8, 1997. The warrants issued were valued at $200,400 which was reflected as a discount and was amortized over the term of the Bridge Notes. Certain directors of the Company participated in the Bridge Financing and invested $1,000,000 in exchange for promissory notes and warrants to purchase 250,000 shares. During September 1994, $1,434,746 in Bridge Notes, net of discount, were converted into common stock and $1,500,000 in Bridge Notes were repaid.

 8.PUBLIC OFFERING

On September 19, 1994, the Company completed a public offering of 4.9 million shares of newly issued common stock and warrants to purchase one-half of a share of Common Stock, which raised proceeds of approximately $10,600,000, net of expenses. The exercise price of the warrants per whole share is $4.75 per share and they expire in March 1996. Net proceeds from the sale of the securities are being used for research and development, investment in capital equipment and leasehold improvements, general corporate purposes, including working capital, and for the repayment of unconverted short-term bridge loans.

 9.SHAREHOLDERS' EQUITY

STOCK OPTIONS. The Company's shareholders have approved the 1993, 1991, 1989 and 1988 Stock Incentive Plans (the "Plans"). The Plans provide that incentive stock options and nonqualified stock options to purchase shares of Common Stock may be granted at prices determined by the Compensation Committee, except that the purchase price of incentive stock options may not be less than 100% of the fair market value of the stock at date of grant. All options expire not later than ten years from date of grant.

In connection with the Mergers (Note 3), options under the AngeLase and AngeMed Plans were converted into options to purchase Common Stock under the Plans. Changes in options outstanding under the Plans are as follows:

                                                        RANGE OF
                                        SHARES        OPTION PRICE
                                     UNDER OPTION      PER SHARE
Balance at July 31, 1992              1,270,121       $0.100-9.375
  Granted in fiscal 1993                104,465        2.062-3.875
  Exercised in fiscal 1993                    0                 --
  Forfeited in fiscal 1993             (556,000)       1.560-9.375
Balance at July 31, 1993                818,586        0.100-9.062
  Granted in fiscal 1994                818,296        1.970-3.500
  Conversion of subsidiary
   options                              541,738        0.032-2.160
  Forfeited in fiscal 1994             (115,530)       0.032-0.100
  Forfeited in fiscal 1994              (54,000)       2.062-4.062
Balance at July 31, 1994              2,009,090        0.032-9.062
  Granted in fiscal 1995                703,968        1.970-7.000
  Exercised in fiscal 1995             (522,174)       0.032-5.000
  Forfeited in fiscal 1995             (128,581)       0.032-3.875
Balance at July 31, 1995              2,062,303       $0.032-9.062

Options for the purchase of 994,649 shares were exercisable at July 31, 1995.

The Company has granted options, outside the Plans, to purchase 272,063 shares at prices ranging from $2.50 to $3.63 per share. At July 31, 1995, 222,063 of these options were exercisable.

Options have also been granted under the Non-Employee Director Plan to purchase 63,000 shares at prices ranging from $2.44 to $3.19 per share. Under this plan, annual stock grants of Common Stock valued at $16,000 are awarded to each non-employee director.

WARRANTS. In connection with issuing a note payable to a shareholder in fiscal 1992, the Company issued a warrant to such shareholder to purchase 75,000 shares of Common Stock at $2.50 per share. This warrant expires on July 27, 1999.

In connection with the Bridge Financing (Note 7), warrants to purchase 835,000 shares of Common Stock were issued at an exercise price of $2.00 per share. These warrants expire on December 8, 1997.

In connection with a consulting agreement, warrants to purchase 40,000 shares of Common Stock were issued, at an exercise price of $2.50 per share. These warrants expire on December 15, 1998.

In connection with a public offering (Note 8), warrants to purchase 2,450,000 shares of Common Stock were issued at an exercise price of $4.75 per share. These warrants expire on March 12, 1996. In addition, the placement agent for the public offering was issued a warrant to purchase 490,000 shares of Common Stock at $2.85 per share. This warrant expires on September 12, 1999.

10.LEASES

The Company leases office and production space under an operating lease. The lease provides for executory costs which are subject to escalation based on increases in the lessor's underlying costs. In addition, the Company leases certain equipment under cancelable operating leases. Rent expense was approximately $113,000, $116,000 and $138,000, for the years ended July 31, 1993, 1994 and 1995, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) are approximately $239,000, $244,000 and $108,000 in 1996, 1997 and 1998, respectively.

11.INCOME TAXES

The Company has a tax net operating loss carryforward at July 31, 1995, of approximately $25,000,000 which is available to reduce income taxes payable in future years. If not used, this carryforward will begin to expire in 2004. Under the Tax Reform Act of 1986, the utilization of these carryforwards may be limited as a result of significant changes in ownership.

The actual tax expense (benefit) differs from the expected tax expense (benefit) computed by applying the U.S. federal corporate income tax rate of 34.0% to the net loss as follows:

                                        1993        1994        1995
Federal statutory rate                  (34.0)%     (34.0)%     (34.0)%
State income taxes, net                  (6.0)       (6.0)       (6.0)
Expense on mergers of subsidiaries        0.0         6.4         0.0
Miscellaneous                            (1.7)        1.0         1.0
Change in valuation allowance            41.7        32.6        39.0
Effective income tax rate                 0.0%        0.0%        0.0%

Deferred taxes, calculated using an effective tax rate of 39.0% as of July 31 consist of the following:

                                        1994             1995
Net operating loss carryforwards     $ 6,511,000     $ 10,200,000
Other                                     25,000           65,000
Total net deferred tax assets          6,536,000       10,265,000
Less valuation allowance              (6,536,000)     (10,265,000)
Deferred income taxes                $         0     $          0

The net deferred assets at July 31, 1994 and 1995, are fully offset by a valuation allowance. The valuation allowance is reviewed annually.

12.RETIREMENT SAVINGS PLAN

The Angeion Corporation Tax Deferred Savings and Employees Stock Ownership Plan (the "Plan") provides for contributions in the form of a salary reduction cash or deferred arrangement, discretionary matching employer contribution, discretionary supplemental employer contributions and voluntary after-tax contributions by participating employees. Generally, all employees of the Company who have completed six months of service with the Company are eligible to participate in the Plan. Contribution expense was insignificant in all years presented.

13.ROYALTY COMMITMENTS

The Company acquired the technology for its continuous-wave laser catheter system. As part of this acquisition, the Company agreed to pay a royalty of 5% on sales of patented products incorporating this technology for the life of any patent on this technology. Additionally, in exchange for a doctor's efforts in connection with the laser catheter ablation system, the Company has agreed to pay the doctor and Carolinas Medical Center a royalty, when certain conditions are met, of 2% and 3%, respectively, on all paid sales of laser ablation devices. The Company has incurred no royalties through July 31, 1995, related to the above commitment.

14.SUBSEQUENT EVENT

On August 2, 1995, the Company completed a public offering of 3.4 million shares of newly issued Common Stock for proceeds of approximately $20,300,000, net of expenses. During the nine months ended April 30, 1996 warrants that would have expired on March 12, 1996 were exercised, along with certain stock options, which provided to the Company net proceeds of approximately $12,800,000 (unaudited). The Company intends to apply the net proceeds of the sale of the securities for research and development, investment in capital equipment and leasehold improvements, and general corporate purposes, including working capital.

                             ANGEION CORPORATION
                          CONSOLIDATED BALANCE SHEET
                                 (UNAUDITED)

                                    APRIL 30,
                                      1996
                                 ASSETS
Current assets:
  Cash and cash equivalents                               $ 14,789,510
  Short-term investments                                     7,328,201
  Receivables                                                  401,913
  Inventories                                                2,909,277
  Prepaid expenses and other current assets                    151,272
    Total current assets                                    25,580,173
Property and equipment, net                                  3,667,445
Patents and trademarks, net                                  1,190,277
Other assets                                                   135,073
    Total assets                                          $ 30,572,968
                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                        $  1,778,547
  Accrued payroll, vacation and related costs                  611,327
  Current installments of capital lease obligations                984
  Other accrued expenses                                       236,306
    Total current liabilities                                2,627,164
Long-term debt                                               1,500,000
    Total liabilities                                        4,127,164
Shareholders' equity:
  Convertible preferred stock, series A, $0.01 par
   value. Authorized 1,475,000 shares; issued and
   outstanding 875,000 shares at April 30, 1996              3,166,425
  Common stock, $0.01 par value.
   Authorized 35,000,000 shares; issued and
   outstanding 24,212,207 shares at April 30, 1996             242,122
  Additional paid-in capital                                60,384,733
  Accumulated deficit                                      (37,347,476)
    Total shareholders' equity                              26,445,804
    Total liabilities and shareholders' equity            $ 30,572,968

See accompanying notes to consolidated financial statements.

                             ANGEION CORPORATION
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (UNAUDITED)

                                                   NINE MONTHS ENDED APRIL 30,
                                                      1995             1996
Net sales                                         $         0      $    874,959
Operating expenses:
  Manufacturing expenses                                    0         2,278,242
  Research and development                          5,268,028         6,717,469
  Sales and marketing                                  12,767           387,634
  General and administrative                        1,495,868         2,444,543
    Total operating expenses                        6,776,663        11,827,888
    Operating loss                                 (6,776,663)      (10,952,929)
Other income (expense):
  Interest income                                     245,354           878,879
  Interest expense                                   (141,848)          (87,694)
    Other income (expense)                            103,506           791,185
    Net loss                                      $(6,673,157)     $(10,161,744)
Net loss per share                                $     (0.41)     $      (0.46)
Weighted average number of shares outstanding      16,291,900        21,953,593

See accompanying notes to consolidated financial statements.

                             ANGEION CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (UNAUDITED)


                                                                     NINE MONTHS
                                                                   ENDED APRIL 30,
                                                                1995             1996
Operating activities:
  Net loss                                                  $(6,673,157)     $(10,161,744)
  Adjustments to reconcile net loss to net cash used
   in operating activities:
    Depreciation and amortization                               433,385           684,412
    Compensation expense on grant of stock and stock
     options                                                    117,182           485,237
    Notes payable discount amortization                          83,500                --
    Changes in operating assets and liabilities:
      Receivables                                               183,675          (401,913)
      Inventories                                                   430        (2,510,489)
      Prepaid expenses and other current assets                  36,654            21,683
      Accounts payable                                          135,001           942,246
      Accrued expenses                                         (129,843)          416,580
       Net cash used in operating activities                 (5,813,173)      (10,523,988)
Investing activities:
  Purchase of short-term investments                                  0        (7,328,201)
  Payments for purchases of property and equipment             (803,289)       (2,543,497)
  Increase in other assets                                     (281,234)         (322,023)
       Net cash used in investing activities                 (1,084,523)      (10,193,721)
Financing activities:
  Proceeds from issuance of common stock                     10,599,122        20,327,045
  Proceeds from exercise of stock options                       381,192         1,184,779
  Proceeds from exercise of warrants                                  0        11,630,337
  Repayments of debt                                         (1,508,999)           (2,706)
       Net cash provided by financing activities              9,471,315        33,139,455
Net increase in cash and cash equivalents                     2,573,619        12,421,746
Cash and cash equivalents:
  Beginning of period                                         2,127,358         2,367,764
  End of period                                             $ 4,700,977      $ 14,789,510
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest                  $   160,533      $     60,843

Supplemental disclosure of non-cash investing and financing activities:

During the nine months ended April 30, 1995, notes payable of $1,434,746 were converted into Common Stock.

See accompanying notes to consolidated financial statements.

                             ANGEION CORPORATION
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                APRIL 30, 1996

 1.BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles, pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements have been omitted or condensed pursuant to such rules and regulations. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the financial statements and related notes included herein. Effective November 1, 1995, the Company also established a European subsidiary, Angeion Europe Ltd. ("AEL"), to facilitate clinical trials of its ICDs and expand its European business activities.

The information furnished reflects, in the opinion of the management of the Company, all adjustments, consisting primarly of recurring accruals, considered necessary for a fair presentation of the financial position and the results of operations.

 2.NET LOSS PER SHARE

Net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of Common Stock outstanding during the period. Common equivalent shares representing stock warrants and options were excluded in the fiscal 1995 and 1996 periods presented due to their antidilutive effect.

 3.PUBLIC OFFERING

On September 19, 1994, the Company completed a public offering of 4.9 million shares of newly issued Common Stock and 4.9 million warrants to purchase one-half of a share of Common Stock, which raised proceeds of $10,599,122 net of expenses. The exercise price of the warrants per whole share was $4.75 per share and they would have expired on March 12, 1996. Net proceeds of the sale of the securities are being used for research and development, investment in capital equipment and leasehold improvements, general corporate purposes, including working capital, and for the repayment of unconverted short-term bridge loans.

On August 2, 1995, the Company completed a public offering of 3.4 million shares of newly issued Common Stock for proceeds of $20,327,045 net of expenses During the nine months ended April 30, 1996 warrants that would have expired on March 12, 1996 were exercised, along with certain stock options, which provided to the Company net proceeds of approximately $12,800,000. The Company intends to apply the net proceeds of the sale or securities for research and development and leasehold improvements, and general corporate purposes, including working capital.


Inside Back Cover

3 part illustration of the procedure using catheter ablation device. Illustration of patient and the insertion of catheter in femoral artery of leg and up and into the heart. Cross section of heart depicting location of ablation catheter and site of abnormal cells. Closeup of abnormal heart tissue in the electrical pathways and the application of energy to the abnormal electrical pathways.



NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES, OR AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME AFTER THE DATE HEREOF.


          TABLE OF CONTENTS



                                          PAGE
Summary                                     3
Risk Factors                                6
Use of Proceeds                            13
Dilution                                   13
Capitalization                             14
Dividend Policy                            14
Market Price for Common Stock              15
Selected Financial Data                    16
Management's Discussion and
 Analysis of Financial Condition and
 Results of Operations                     17
Business                                   21
Management                                 34
Principal Shareholders and Beneficial
 Ownership of Management                   38
Description of Securities                  39
Underwriting                               42
Legal Matters                              44
Experts                                    44
Available Information                      44
Incorporation of Certain
 Documents by Reference                    45
Index to Financial Statements             F-1

                                5,000,000 SHARES


                                  ANGEION LOGO


                                  COMMON STOCK
                               P R O S P E C T U S
                        RAYMOND JAMES & ASSOCIATES, INC.
                           NATWEST SECURITIES LIMITED
                              SALOMON BROTHERS INC
                          _______________________, 1996


                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The table below sets forth estimated expenses in connection with the issuance and distribution of the Common Stock being offered hereby. All of such expenses are estimates, except for the SEC registration fee, the NASD fee and the Nasdaq additional listing fee.

SEC registration fee                                $ 20,696
NASD fee                                               6,502
Nasdaq additional listing fee                         17,500
Printing expenses                                     90,000
Fees and expenses of counsel for the Company          60,000
Fees and expenses of accountants for the Company      35,000
Blue Sky fees and expenses                            12,000
Miscellaneous                                          8,302
  Total                                             $250,000

*To be supplied by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Minnesota Statutes Section 302A.521 provides that a Minnesota business corporation shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights. The Company's Restated Articles of Incorporation also require the Company to provide indemnification to the fullest extent of the Minnesota indemnification statute.

Article V of the Company's Bylaws provides that each director, officer, employee or agent, past or present, of the Company, and each person who serves or may have served at the request of the Company as a director, officer, employee or agent of another corporation or employee benefit plan, and their respective heirs, administrators and executors, shall be indemnified by the Company in accordance with, and to the fullest extent permissible by, applicable state law.

The Company maintains directors' and officers' liability insurance, including a reimbursement policy in favor of the Company.

Pursuant to Section 8 of the Underwriting Agreement, the directors and officers of the Company are indemnified against certain civil liabilities that they may incur under the Securities Act in connection with this Registration Statement and the related Prospectus.

ITEM 16. EXHIBITS

   1.1    Form of Underwriting Agreement (to be filed by amendment).

   4.1    Articles of Merger, including Amended and Restated Articles of
          Incorporation (incorporated by reference to Exhibit 3A contained in its Registration Statement on Form 8-A registering the Common Stock
          (File No. 0-17019)).

   4.2    Amended Bylaws (filed herewith).

   4.3    Amended Form of Common Stock Certificate (filed herewith).

   4.4 Certificate of Designation of Preferred Stock, Series A (incorporated by reference to Exhibit 4.1 contained in the Current Report on form
          8-K filed February 9, 1993) (File No. 0-17019).

   5.1    Opinion and Consent of Oppenheimer Wolff & Donnelly (filed herewith).

  23.1    Consent of KPMG Peat Marwick LLP (filed herewith).

  23.2    Consent of Oppenheimer Wolff & Donnelly (see Exhibit 5.1).

  23.3    Consent of Patterson & Keough, P.A. (to be filed by amendment).

  24.1    Power of Attorney (included on page II-3 of this Registration Statement).

  27.1 Financial Data Schedule (incorporated by reference to Exhibit 27.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 1996) (File No. 0-17019).

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota, on May 30, 1996.
                                  ANGEION CORPORATION
                                  By /S/ WHITNEY A. MCFARLIN
                                         Whitney A. McFarlin
                                  PRESIDENT AND CHIEF EXECUTIVE OFFICER

                              POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Whitney A. McFarlin and David L. Christofferson as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any or all registration statements relating to the offering covered hereby that may be filed with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on May 30, 1996 in the capacities indicated.

             SIGNATURE                                         TITLE
/S/ WHITNEY A. MCFARLIN Whitney     Chairman of the Board, President and Chief
 A. McFarlin                        Executive Officer (principal executive officer)

/S/ DAVID L. CHRISTOFFERSON         Vice President, Chief Financial Officer and Secretary
David L. Christofferson                  (principal financial and accounting officer)

/S/ ARNOLD A. ANGELONI              Director
Arnold A. Angeloni

                                    Director
 Dennis E. Evans

                                    Director
 Lyle D. Joyce, M.D., Ph.D.

/S/ JOSEPH C. KISER, M.D.           Director
Joseph C. Kiser, M.D.

/S/ DONALD MAURER                   Director
Donald Maurer

/S/ GLEN TAYLOR                     Director
Glen Taylor


                             ANGEION CORPORATION
             EXHIBIT INDEX TO REGISTRATION STATEMENT ON FORM S-3

   ITEM
   NO.                             ITEM                                            METHOD OF FILING
1.1        Form of Underwriting Agreement                       To be filed by amendment.

4.1        Articles of Merger, including Amended and Restated   Incorporated by reference to Exhibit 3A contained in its
           Articles of Incorporation                            Registration Statement on Form 8-A registering the Common
                                                                Stock (File No. 0-17019).

4.2        Amended Bylaws                                       Filed herewith.

4.3        Amended Form of Common Stock Certificate             Filed herewith.

4.4        Certificate of Designation of Preferred Stock,       Incorporated by reference to Exhibit 4.1 contained in
           Series A.                                            the Current Report on Form 8-K filed February 9, 1993
                                                                (File No. 0-17019).

5.1        Opinion and Consent of Oppenheimer Wolff & Donnelly  Filed herewith.

23.1       Consent of KPMG Peat Marwick LLP                     Filed herewith.

23.2       Consent of Oppenheimer Wolff & Donnelly              (see Exhibit 5.1).

23.3       Consent of Patterson & Keough, P.A.                  To be filed by amendment.

24.1       Power of Attorney                                    (included on page II-3 of this Registration Statement).

27.1       Financial Data Schedule                              Incorporated by reference to Exhibit 27.1 of the Company's
                                                                Quarterly Report on Form 10-Q for the quarterly period
                                                                ended April 30, 1996 (File No. 0-17019).